UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2026

RealtyMogul Income REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	32-0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

333 S. Garland Avenue, Suite 1300
Orlando, FL 32801
(Full mailing address of
principal executive offices)

(407) 876-1702

(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this semiannual report on Form 1-SA (this “Semiannual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semiannual Report or in the information incorporated by reference into this Semiannual Report. Such factors include, but are not limited to, those discussed in the “Risk Factors” section of our offering circular, dated August 29, 2024, as supplemented, qualified in connection with our Second Follow-on Offering (as defined below) (the “Offering Circular”), our Annual Report on Form 1-K for the fiscal year ended December 31, 2025, which was filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2026, and our Current Reports on Form 1-U and other reports filed from time to time with the SEC. These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semiannual Report. All forward-looking statements are made as of the date of this Semiannual Report and the risk that actual results will differ materially from the expectations expressed in this Semiannual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semiannual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Semiannual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semiannual Report will be achieved.

MARKET, INDUSTRY, AND OTHER DATA

This Semiannual Report includes statistical and other industry and market data that we obtained from industry publications and research, surveys, and studies conducted by third parties as well as our own estimates. All of the market data used in this report involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our estimates of the potential market opportunities and trends include several key assumptions based on our industry knowledge, industry publications, third-party research, and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe our internal assumptions are reasonable, no independent source has verified such assumptions.

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Formation and Organization

RealtyMogul Income REIT, LLC was initially formed as a Delaware limited liability company on March 2, 2016 to invest in and manage a diversified portfolio of investments in commercial real estate loan and equity assets, including, without limitation, senior debt, mezzanine debt, junior debt participation, equity interests, including joint ventures and limited partnerships, preferred equity, and other real estate-related assets. On April 27, 2026, the Company converted to a Maryland corporation. See the section titled “Conversion to Maryland Corporation” below for additional information regarding the conversion. The use of the terms the “Company,” “we,” “us” or “our” in this Semiannual Report refer to RealtyMogul Income REIT, Inc. (formerly known as RealtyMogul Income REIT, LLC), unless the context indicates otherwise. We have elected to be taxed, and currently qualify, as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, commencing with our taxable year ended December 31, 2016.

We are externally managed by RM Adviser, LLC (our “Manager”), which is an affiliate of our sponsor, RM Sponsor, LLC (our “Sponsor”). Our Manager and our Sponsor are each wholly owned subsidiaries of RM Investor. Our Manager manages our day-to-day operations and provides asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our capital. Our Manager relies on certain employees of RM Investor, who provide certain services to our Manager pursuant to a shared services agreement between our Manager and RM Investor. We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

We distribute shares of our common stock to the public exclusively through our interactive website located at www.realtymogul.com, which we refer to as the “Realty Mogul Platform.” Through the use of the Realty Mogul Platform, investors can browse and screen real estate investments, view details of an investment, execute legal documents, and receive ongoing reporting concerning their investments.

Offerings

On August 12, 2016, our initial offering of common shares, which represented limited liability company interests in our Company (the “Initial Offering”), was qualified by the SEC, and we commenced operations on August 15, 2016. Pursuant to the Initial Offering, we offered up to $50,000,000 of our common shares, including shares sold pursuant to our distribution reinvestment plan. On May 7, 2019, we commenced our follow-on offering of common shares (the “Follow-on Offering”) and terminated our Initial Offering. On May 13, 2022, we commenced our second follow-on offering of common shares (the “Second Follow-on Offering” and, collectively with the Initial Offering and Follow-on Offering, the “Offerings”) and terminated our Follow-on Offering.

Pursuant to the Second Follow-on Offering, we offered up to $67,475,141 of our common shares, including shares sold pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A, which represented the value of the shares available to be offered as of July 1, 2024 out of the rolling 12-month maximum offering amount of $75,000,000.

The Second Follow-on Offering expired on May 13, 2025, which was three years from the qualification date of the offering, though it remained subject to a grace period of 180 days. Effective July 11, 2025, our Manager temporarily paused the acceptance of new cash subscriptions in connection with the Second Follow-on Offering (the “New Subscription Pause”). See “—Capital Raising and Offering Status” below for additional information.

As of June 30, 2026, we had issued approximately 14,597,000 common shares in the Offerings for total aggregate gross offering proceeds of approximately $148,231,000. In addition, as of June 30, 2026 our debt and debt-related investment portfolio was comprised of approximately $2,765,000 of preferred equity investments, approximately $228,766,000 of commercial real estate investments at original cost, and $35,215,000 of real estate held for sale, as reported on the consolidated balance sheets included in Item 3. “Financial Statements” below, all of which, in the opinion of our Manager, meet our investment objectives. See “—Investment Strategy” below for additional information.

Capital Raising and Offering Status

Broker-Dealer Withdrawal and New Subscription Pause

Prior to July 11, 2025, all sales of our shares in the Second Follow-on Offering were executed through RM Securities, LLC (“RM Securities”), a registered broker-dealer affiliated with our Sponsor and our Manager.

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On July 11, 2025, RM Securities withdrew its broker-dealer registration with the SEC and the Financial Industry Regulatory Authority (“FINRA”) (the “BD Withdrawal”). Accordingly, no future offers or sales of our common stock in the offering will be executed through RM Securities, and we do not anticipate future offers or sales will be executed through any other registered broker-dealer.

In connection with the BD Withdrawal, effective July 11, 2025, our Manager temporarily paused acceptance of new cash subscriptions in connection with the Second Follow-on Offering (the “New Subscription Pause”). In addition, on September 10, 2026, we requested withdrawal of our pending Offering Statement on Form 1-A (File No. 024-12674), which had not been qualified by the SEC and under which no securities had been offered or sold. We plan to resume an offering of our common stock at a later date, at which time we expect to offer our shares directly to investors through the Realty Mogul Platform without the involvement of a registered broker-dealer. Accordingly, we do not anticipate incurring any underwriting discounts, selling commissions, or broker-dealer expense reimbursements in connection with future sales of our shares in the offering.

Suspension of Distribution Reinvestment Plan and Share Repurchase Program

In April 2026, our Manager approved the suspension of our distribution reinvestment plan. No further shares of common stock will be issued pursuant to the plan, and distributions otherwise payable to participants will be paid in cash.

In addition, our board of directors approved the suspension of our share repurchase program in April 2026, effective immediately, to preserve liquidity and support the Company’s broader capital allocation and portfolio repositioning strategy. As a result, we are no longer accepting or processing repurchase requests submitted on or after the suspension.

Conversion to Maryland Corporation

Effective upon the filing of the appropriate documents with the State of Delaware and the State of Maryland on April 27, 2026, the Company converted from a Delaware limited liability company to a Maryland corporation (the “Conversion”). In connection with the Conversion, RealtyMogul Income REIT, Inc., a Maryland corporation, became the successor issuer to RealtyMogul Income REIT, LLC, a Delaware limited liability company. In accordance with Rule 257(b)(5) under the Securities Act, upon the effective time of the Conversion, our shares of common stock were deemed qualified under Regulation A. In connection with the Conversion, we adopted revised governance and offering documents to reflect the new corporate structure, including Certificates of Conversion, Articles of Incorporation, and Bylaws.

Investment Strategy

We have used, and intend to continue using, substantially all of the net proceeds from the Second Follow-on Offering (after payment and reimbursement of offering expenses, and related administrative fees) to invest in and manage a diversified portfolio of investments in commercial real estate loan and equity assets, including, without limitation, senior debt, mezzanine debt, junior debt participation, equity interests, including joint ventures and limited partnerships, preferred equity, and other real estate-related assets.

In 2025, we expanded our investment mandate to permit preferred equity and joint venture equity investments in industrial assets to complement our current portfolio composition. We intend to invest in equity or preferred equity interests in companies whose primary business is to own and operate one or more specified industrial assets. More specifically, we plan to target industrial assets in core, business-friendly markets where we can secure assets with strong credit tenants and extended weighted average lease terms. We believe these types of industrial assets can generate steady income with minimal rollover risk in the near term.

Results of Operations

Our financial statements are presented for the six months ended June 30, 2026. Generally accepted accounting principles in the United States of America (“GAAP”) require any subsidiaries or affiliates under common control with an entity to be consolidated. The financial statements contained in this Semiannual Report include the financial statements of the Company and its wholly owned subsidiary, Realty Mogul 83, LLC, which was formed during 2017, its controlled joint ventures, RM La Privada, LLC (consolidated through its sale in March 2025), RM The Hamptons, LLC (consolidated through its sale in the fourth quarter of 2025), and Columbus Office Portfolio, LLC, all of which were acquired during 2019, RM Pohlig, LLC and RM Lubbock MOB, LLC (consolidated through its sale in January 2026), both of which were acquired during 2020, RM Turtle Creek, LLC, RM Kings Landing, LLC, RM Roosevelt Commons, LLC, RM Minnehaha Meadows, LLC, and RM Bentley, LLC, all of which were acquired during 2021, RM Haverford Place, LLC, RM Edison, LLC, and RICORE Columbia Square, LLC, all of which were acquired during 2022, RICORE Acropolis LLC, which was acquired during 2023, and RM 223 E Town, LLC, which was acquired during 2024.

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Net Income (Loss), Operating Income and Consolidated Net Income (Loss)

The six months ended June 30, 2026 and 2025 resulted in net income (loss) attributable to the Company of approximately $(5,139,000) and $10,132,000, respectively, operating income of approximately $947,000 and $1,399,000, respectively, and consolidated net income (loss) of approximately $(9,708,000) and $9,473,000, respectively. Period over period changes are primarily attributable to realized and unrealized losses on sales of real estate investments of approximately $6,416,000 for the six months ended June 30, 2026, as compared to realized and unrealized gains on sales of real estate investments of approximately $13,869,000 in the six months ended June 30, 2025.

Sources of Operating Revenues and Cash Flows

We generate operating revenues from rental income, interest income and preferred return income on our investments, and other revenue, which consists of tenant fee revenue and parking income. Our investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All the investments we have made to date have been in domestic commercial real estate assets with similar economic characteristics, and we evaluate the performance of all our investments using similar criteria.

Rental Income, Net

For the six months ended June 30, 2026 and 2025, we earned rental income, net, of approximately $14,048,000 and $17,218,000, respectively. This decrease was primarily due to the partial period rental income from the sale of Lubbock MOB in early first quarter 2026, the sale of one of the two Columbus Office Properties during the fourth quarter of 2025, and the sale of The Hamptons Apartments during the fourth quarter of 2025.

Interest and Preferred Return Income

For the six months ended June 30, 2026 and 2025, we earned interest and preferred return income of approximately $388,000 and $506,000, respectively. This decrease was primarily due to interest earned on cash invested in U.S. treasury bills and in our money market account of approximately $193,000 for the six months ended June 30, 2026 as compared to approximately $265,000 for the six months ended June 30, 2025.

Other Revenue

For the six months ended June 30, 2026 and 2025, we earned other revenue of approximately $571,000 and $869,000, respectively, which consisted of tenant fee revenue and parking income. This decrease was primarily due to the partial period other revenue from the sale of Lubbock MOB in the first quarter of 2026, the sale of one of the two Columbus Office Properties in the fourth quarter of 2025, and the sale of The Hamptons Apartments in the fourth quarter of 2025.

Expenses

Asset Management Fees

For the six months ended June 30, 2026 and 2025, we incurred asset management fees of approximately $623,000 and $703,000, respectively. This decrease was primarily from the decrease in total equity value and related management fees paid to the Manager.

Depreciation and Amortization

For the six months ended June 30, 2026 and 2025, we incurred depreciation and amortization expenses of approximately $5,496,000 and $6,651,000, respectively. This decrease was primarily due to the partial period depreciation and amortization from the sale of Lubbock MOB in the first quarter of 2026, the sale of one of the two Columbus Office Properties in the fourth quarter of 2025, and the sale of The Hamptons Apartments in the fourth quarter of 2025.

Real Estate Operating Expenses

For the six months ended June 30, 2026 and 2025, we incurred real estate operating expenses of approximately $6,427,000 and $8,412,000, respectively. This decrease was primarily due to the partial period real estate operating expenses from the sale of Lubbock MOB in the first quarter of 2026, the sale of one of the two Columbus Office Properties in the fourth quarter of 2025, and the sale of The Hamptons Apartments in the fourth quarter of 2025.

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General and Administrative Expenses

For the six months ended June 30, 2026 and 2025, we incurred general and administrative expenses of approximately $1,358,000 and $1,420,000, respectively.

Interest Expense

For the six months ended June 30, 2026 and 2025, we incurred interest expense of approximately $4,188,000 and $5,293,000, respectively. This decrease was principally due to the partial period interest expense from the sale of Lubbock MOB in the first quarter of 2026, the sale of one of the two Columbus Office Properties in the fourth quarter of 2025, and the sale of The Hamptons Apartments in the fourth quarter of 2025.

Distributions

The authorization of distributions is currently delegated to our board of directors. Prior to January 1, 2026, distributions were historically authorized and paid monthly in arrears. Effective for distributions declared for periods beginning on or after January 1, 2026, we transitioned to a quarterly distribution cadence. This change is intended to better align the timing of distributions with portfolio-level cash flow, liquidity management, and capital needs. Stockholders who are record holders with respect to declared distributions will be entitled to such distributions until such time as the stockholders have had their shares repurchased by us.

Although our goal is to fund the payment of distributions solely from cash flow from operations, we have previously paid, and may in the future pay, distributions from other sources, including the net proceeds of the Offerings, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow, and the issuance of additional securities. The amount, timing and payment of future distributions, if any, will be determined by the board of directors in its sole discretion and will depend on, among other factors, our results of operations, cash flows, liquidity, capital requirements, and other factors deemed relevant by our board of directors. There can be no assurance as to the amount, timing, or payment of any future distributions.

Distributions made for distribution periods in 2026 and 2025 are shown in the table below:

Distribution Period for Daily Record Dates	Date of Authorization	Payment Date[1]	Daily Cash Distribution Amount Per Common Share	Net Asset Value (NAV) Per Share	Annual Yield
1/1/2025 - 1/31/2025	12/26/2024	2/15/2025	$0.0014	$8.26	6.0%[2]
2/1/2025 - 2/28/2025	12/26/2024	3/15/2025	0.0014	8.26	6.0%[2]
3/1/2025 - 3/31/2025	12/26/2024	4/15/2025	0.0014	8.26	6.0%[2]
4/1/2025 - 4/30/2025	3/28/2025	5/15/2025	0.0014	8.26	6.0%[2]
5/1/2025 - 5/13/2025	3/28/2025	6/15/2025	0.0014	8.26	6.0%[2]
5/14/2025 - 5/31/2025	3/28/2025	6/15/2025	0.0014	7.97	6.2%[3]
6/1/2025 - 6/30/2025	3/28/2025	7/15/2025	0.0013	7.97	6.0%[3]
7/1/2025 - 7/31/2025	6/25/2025	8/15/2025	0.0013	7.97	6.0%[3]
8/1/2025 - 8/11/2025	6/25/2025	9/15/2025	0.0013	7.97	6.0%[3]
8/12/2025 - 8/31/2025	6/25/2025	9/15/2025	0.0013	7.73	6.2%[4]
9/1/2025 - 9/30/2025	6/25/2025	10/15/2025	0.0013	7.73	6.0%[4]
10/1/2025 - 10/31/2025	9/28/2025	11/7/2025	0.0013	7.73	6.0%[4]
11/1/2025 - 11/12/2025	9/28/2025	12/15/2025	0.0013	7.73	6.0%[4]
11/13/2025 - 11/30/2025	9/28/2025	12/15/2025	0.0013	7.67	6.0%[5]
12/1/2025 - 12/31/2025	9/28/2025	1/28/2026	0.0008	7.67	4.0%[5]
1/1/2026 - 1/27/2026	12/31/2025	4/15/2026	0.0006	7.67	3.0%[5]
1/28/2026 - 3/31/2026	12/31/2025	4/15/2026	0.0006	7.49	3.0%[6]
4/1/2026 - 5/31/2026	3/31/2026	7/17/2026	0.0003	7.49	1.5%[6]
6/1/2026 - 6/30/2026	3/31/2026	7/17/2026	0.0003	6.85	1.5%[7]

(1) Dates presented are the dates on which the distributions were scheduled to be distributed; actual distribution dates may vary.

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(2) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $8.26 per share NAV.

(3) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $7.97 per share NAV.

(4) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $7.73 per share NAV.

(5) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $7.67 per share NAV.

(6) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $7.49 per share NAV.

(7) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $6.85 per share NAV.

For the six months ended June 30, 2026, we paid cash distributions of approximately $1,280,000 to our stockholders and $775,000 to noncontrolling interests, for total cash distributions of approximately $2,055,000.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources include cash flow from operations, existing cash balances, and borrowings under credit facilities, and may include proceeds from future capital raising activities.

To date, we have funded the acquisition of our diversified portfolio of investments in commercial real estate loan and equity assets and conducted our operations primarily from the proceeds of our offerings, together with cash flow from operations and secured or unsecured financings at the property level from banks and other lenders. Following the expiration of the Second Follow-on Offering on May 13, 2025, and the New Subscription Pause effective July 11, 2025, we currently rely on cash flow from operations, existing cash balances, and financing activities to fund our operations and investment activities.

As of June 30, 2026, we had cash and cash equivalents of approximately $10,291,000. Of the $10,291,000 in cash and cash equivalents, $4,805,000 is held by consolidated individual properties and may not be readily available to be distributed.

 We anticipate that cash flow from operations, together with existing cash balances and funds received from the sale of assets, will provide sufficient liquidity to meet future funding commitments and operational costs for at least one year from the date the financial statements are available to be issued. However, the temporary New Subscription Pause may limit our ability to make new investments or fund existing commitments if operating cash flows and other liquidity sources are insufficient.

In the short-term, the Company has utilized asset sales as a source of liquidity, including dispositions in January 2026, which contributed to increased liquidity during the period. Subsequent to June 30, 2026, the Company completed additional sales in August 2026. While we continue to evaluate additional asset sales as part of our broader portfolio management and liquidity strategy, there can be no assurance as to the timing or completion of any such transactions. In addition, effective April 21, 2026, we have suspended our share repurchase program, in order to preserve liquidity and support the Company’s broader capital allocation and portfolio repositioning strategy. In the long-term, we intend to support liquidity and capital needs through a combination of cash flow generated from the seasoning of our existing assets, select strategic asset sales, and potential future equity capital raises, and will continue to monitor options to generate additional liquidity, including a sale or a roll-off to scheduled maturity of our assets, a sale or merger of the Company, a consolidation transaction with other companies managed by our Manager or its affiliates, a listing of our common stock on a national securities exchange or a similar transaction.

While we may pursue additional capital raising activities in the future, including the potential resumption of an offering of our common stock, there can be no assurance as to the timing or terms of any such activities.

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Borrowings and Leverage

We expect to selectively employ leverage to enhance total returns to our stockholders. As of June 30, 2026, we had outstanding borrowings of approximately $182,143,000, net of deferred financing costs and discounts, from our consolidated investments. We use property-level leverage in connection with our equity investments, which, in the aggregate across the portfolio, we do not expect to exceed 75% of the cost (before deducting depreciation or other non-cash reserves) of our total assets, capital expenditures and closing costs.

Related Party Payments

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager or an affiliate of our Manager. During our organization and offering stage, these payments included reimbursement of certain organization and offering expenses. We intend to reimburse our Manager for actually incurred, third-party organization and offering expenses in an amount up to 3.0% of gross offering proceeds from our Second Follow-on Offering. In addition, we reimburse our Manager for out-of-pocket expenses incurred on our behalf, including license fees, audit fees, fees associated with SEC reporting requirements, acquisition expenses, insurance costs, tax return preparation fees, taxes and filing fees, administrative fees, fees for the services of independent directors, and third-party costs associated with such expenses.

The sponsors of our joint venture investments in real estate may make payments to our Manager or its affiliates in connection with the selection or purchase of investments. In addition to the payments and expenses described above, we pay our Manager a monthly asset management fee equal to an annualized rate of 1.00% payable in arrears, which will be based on the total equity value. For purposes of this fee, total equity value equals (a) our then-current NAV per share, multiplied by (b) the number of our shares of common stock then outstanding. Any portion of the asset management fee may be deferred and paid in a subsequent period upon the mutual agreement of the Company and our Manager.

Please refer to “Note 8 — Related Party Arrangements,” in Item 3. “Financial Statements” contained in this Semiannual Report for more information.

Cash Flow

The following presents our cash flows for the six months ended June 30, 2026 and June 30, 2025 (in thousands):

	For the Six	For the Six
	Months Ended	Months Ended
	June 30, 2026	June 30, 2025
Net cash provided by operating activities:	$2,561	$2,354
Net cash provided by investing activities:	1,218	16,141
Net cash used in financing activities:	(9,642)	(16,635)
Net change in cash and cash equivalents and restricted cash	(5,863)	1,860
Cash and cash equivalents and restricted cash, beginning of period	20,337	17,515
Cash and cash equivalents and restricted cash, end of period	$14,474	$19,375

Net cash provided by operating activities was approximately $2,561,000 for the six months ended June 30, 2026 and related primarily to operating income after adding back depreciation and amortization. Net cash provided by operating activities was approximately $2,354,000 for the six months ended June 30, 2025 and related principally to operating income after adding back depreciation and amortization.

Net cash provided by investing activities was approximately $1,218,000 for the six months ended June 30, 2026 and related primarily to proceeds from the sale of Lubbock MOB, partially offset by the investment in Truist Plaza. Net cash provided by investing activities was approximately $16,141,000 for the six months ended June 30, 2025 and related principally to proceeds from the sale of La Privada.

Net cash used in financing activities was approximately $9,642,000 for the six months ended June 30, 2026 and related primarily to the repayment of debt, repurchase of shares of common stock, and the payment of cash distributions. Net cash used in financing activities was approximately $16,635,000 for the six months ended June 30, 2025 and related principally to the repayment of debt, repurchase of shares of common stock, and the payment of cash distributions, partially offset by proceeds from the issuance of common shares pursuant to the Offerings.

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Market Outlook and Recent Trends

The Company’s portfolio is diversified by security type, property type, and geographic location, and the Company targets all major commercial property types, including apartment buildings, office buildings, retail centers, self-storage facilities, mobile home communities and industrial facilities. During the first half of 2026, we continued to execute on our portfolio repositioning strategy through both selective investment and disposition activity.

In 2025, we amended our investment mandate to reflect a renewed focus on preferred equity and joint venture equity investments in industrial assets. In line with this expanded focus, we completed acquisitions of modern distribution facilities leased to FedEx Ground Package System, Inc. (“FedEx Ground”), a subsidiary of FedEx Corporation (NYSE: FDX, S&P issuer rating: BBB) (“FedEx”), which provide long-term, creditworthy tenancy and stable contractual income. We intend to continue targeting industrial assets in core, business-friendly markets with strong transportation connectivity, extended lease terms, and limited near-term rollover risk. We believe these types of industrial assets can generate steady income with minimal rollover risk in the near-term. We intend to capitalize on seller dynamics and short-term market dislocations that may obscure intrinsic value and enhance returns by obtaining attractive financing.

In January 2026, we acquired an $8,000,000 joint-venture limited partnership equity investment in a special purpose entity in connection with the recapitalization of an entity that owns Truist Plaza, a 2019-built, 209,032 square-foot, Class A mixed-use tower located in Orlando, Florida. The property’s rent roll is anchored by Truist Bank (NYSE: TFC, Fitch: A), an investment-grade tenant representing 42.9% of the property’s rentable square footage. The investment reflects our continued focus on structured equity investments and opportunities involving recapitalizations and repositioning strategies. See “—Recent Developments” above and “Note 12 — Subsequent Events” below for additional information.

Macroeconomic Environment

The commercial real estate market continues to reflect the impact of a prolonged elevated interest rate environment, although volatility has moderated relative to prior periods. As most investment properties are financed with debt, benchmark yields like the ten-year treasury rate are important in commercial real estate because they influence borrowing costs and therefore ultimately affect the price an investor can pay. We believe sustained moderation in benchmark yields could support valuations over time, though there is typically a lag between movements in capital markets and their impact on appraisals and transaction pricing. As a result, changes in treasury rates can take multiple quarters to flow through appraisals and negotiated transactions.

Multifamily Sector

Portfolio fundamentals for multifamily remain relatively stable, with strong rent collections and resilient occupancy underscoring the stability of our income streams even as property valuations continue to face pressure from higher capitalization rates. However, the sector has experienced valuation pressure and performance across markets has varied, which has impacted certain of our investments. While multifamily properties continue to face valuation pressure due to debt maturities and decreased transaction volume compared to years past, national indicators point to improving operating trends. We believe limited single-family housing supply, high barriers to homeownership, and demographic trends such as household formation will continue to support multifamily as a resilient, long-term investment category, even as construction pipelines taper from prior highs.

Industrial Sector

The industrial sector continues to benefit from a combination of structural and cyclical demand drivers that support long term occupancy and income stability. E-commerce adoption, supply chain reconfiguration, and the onshoring of manufacturing capacity have created sustained demand for modern logistics and distribution facilities. These trends are reinforced by tenant requirements for scale, proximity to major transportation infrastructure, and operational efficiency, all of which favor well located, large format industrial assets.

At the same time, the supply side of the market has begun to adjust meaningfully. Development pipelines have contracted as higher construction costs and tighter capital availability have constrained new starts, particularly within speculative projects. This moderation in supply, when viewed alongside continued tenant demand, is expected to support a more favorable supply demand balance over the medium term and reinforce the durability of occupancy within stabilized assets.

Within this context, the Company’s industrial strategy is focused on large format assets leased to creditworthy tenants that provide stable, long duration income streams with limited near term rollover risk. These properties are often integral to national and global logistics networks, and tenant demand is driven by long term infrastructure and distribution considerations rather than short term market fluctuations. As a result, they tend to exhibit strong retention characteristics and predictable cash flow profiles.

7

Opportunities to acquire these assets at attractive pricing are frequently driven by capital market dynamics rather than underlying property performance. Situations involving construction loan maturities, ownership liquidity needs, or non-core dispositions can create entry points at valuations that are disconnected from long term intrinsic value. The Company remains focused on identifying these opportunities and acquiring assets where current pricing reflects temporary dislocation rather than structural weakness, with an emphasis on tenant credit quality, lease duration, and strategic location.

Office Sector

The office sector continues to face headwinds as tenants reassess space needs in light of hybrid work adoption, expiring leases, and elevated operating costs. According to JLL’s Q2 2026 U.S. Office Market Dynamics, national vacancy rates remain elevated at approximately 22%, though the pace of positive net absorption has increased compared to prior quarters. Construction pipelines have slowed considerably, with new supply at multi-decade lows, which over time should help stabilize fundamentals. Capital markets activity remains muted, with transaction volumes well below historical averages as pricing discovery continues. We believe opportunities exist to acquire high-quality office assets at significant discounts to replacement cost, particularly in markets with diversified employment bases and population growth. Over the long term, we expect a bifurcation between modern, well-located properties positioned to capture tenant demand and obsolete buildings facing functional challenges, underscoring the importance of selectivity in office investment.

The office sector continues to face meaningful headwinds as tenants reassess their space requirements in response to hybrid work adoption, cost considerations, and evolving workplace strategies. Vacancy levels remain elevated on a national basis, and transaction volumes have been constrained as market participants work through ongoing pricing discovery. Despite these challenges, the pace of deterioration has moderated, and new construction activity has slowed to historically low levels, which over time may contribute to a stabilization of fundamentals.

We believe the current environment has created a distinct opportunity set for investors with the ability to underwrite complexity and execute with certainty. Institutional capital has largely retreated from the sector, resulting in a limited buyer pool for assets that require repositioning or carry near term leasing risk. At the same time, valuations have adjusted significantly, with many assets trading at substantial discounts to replacement cost. This has created a market dynamic in which sellers increasingly prioritize certainty of execution and access to liquidity over maximizing headline pricing.

Within this context, the office market is undergoing a clear bifurcation between high quality assets and those facing functional obsolescence. Well located properties with modern infrastructure, strong tenant experience, and the potential for thoughtful repositioning are expected to continue attracting demand, while assets that lack these characteristics may face prolonged vacancy and capital challenges. The Company’s strategy is centered on selectively acquiring assets that either already meet these criteria or can be repositioned to do so through targeted capital investment and operational improvements.

Execution in this sector is highly dependent on acquiring assets at a reduced basis, maintaining sufficient liquidity to support leasing and capital initiatives, and delivering a level of certainty that is often absent in more heavily capitalized or leveraged transactions. By combining these elements, the Company seeks to capture the pricing dislocation currently present in the office sector while positioning assets for long term stabilization and value creation.

Portfolio Positioning

We view real estate investing as a long-term endeavor. Our objective remains to protect and maximize value through disciplined portfolio management, transparent communication, and thoughtful capital deployment as conditions evolve. While valuations remain influenced by broader capital-market conditions, we believe the resilience of our portfolio and our strategic repositioning, including a focus on industrial assets support our objective of providing stable cash distributions. We are focused on improving NAV over time through active portfolio management, including evaluating asset-level performance, selectively disposing of assets where long-term potential is limited, and redeploying capital into investments that we believe are better aligned with our income and appreciation objectives.

Multifamily and industrial fundamentals remain influenced by evolving supply-demand dynamics, which may support long-term appreciation potential over time. In the office sector, while near-term challenges persist as tenants adjust to evolving workplace strategies, we believe select, well-located and modernized assets will continue to attract demand. Over time, we expect a clear bifurcation between high-quality properties and those facing obsolescence, creating opportunities to acquire durable income streams at attractive pricing for long-term value creation.

We believe the current market environment rewards disciplined underwriting, patience, and capital preservation. While we remain subject to ongoing market volatility and there can be no assurance as to the timing or extent of any recovery in real estate valuations, we believe our focus on conservative entry pricing, strong sponsorship, and durable cash flow positions us to navigate current conditions and pursue long-term value creation.

8

Subsequent to June 30, 2026, on August 20, 2026, we sold Edison Apartments in Gresham, Oregon, Roosevelt Commons in Vancouver, Washington, and Minnehaha Meadows in Vancouver, Washington. After evaluating the potential local and state legislative changes impacting multifamily operations, risk profile, and outlook relative to other opportunities available to the Company, we concluded that continuing to hold these assets was not expected to produce an attractive risk-adjusted return. As a result, we determined that the sale of these properties was the best option available to the Company, enabling us to exit a portfolio of assets where we believe the market headwinds and future asset-level performance create uncertainty and risk regarding future property valuations, and to redeploy proceeds into opportunities better aligned with our long-term strategy and return objectives. See “Note 12 — Subsequent Events” below for additional information.

Investment Strategy

Our primary investment objectives are to realize capital appreciation in the value of our investments over the long term and to pay attractive and stable cash distributions to stockholders. We pursue these objectives through a disciplined approach to multifamily and industrial real estate investing, among other asset classes, leveraging our Manager’s sourcing, underwriting, and asset management capabilities.

We have used, and intend to continue using, substantially all of the net proceeds from the Second Follow-on Offering (after payment and reimbursement of offering expenses, and related administrative fees) to invest in and manage a diversified portfolio of investments in commercial real estate loan and equity assets, including, without limitation, senior debt, mezzanine debt, junior debt participation, equity interests, including joint ventures and limited partnerships, preferred equity, and other real estate-related assets.

In 2025, we amended our investment mandate to include preferred equity and joint venture equity investments in industrial assets to complement our current portfolio composition. In line with this expanded focus, we completed acquisitions of modern distribution facilities leased to FedEx Ground Package System, Inc. (“FedEx Ground”), a subsidiary of FedEx Corporation (NYSE: FDX, S&P issuer rating: BBB) (“FedEx”), which provide long-term, creditworthy tenancy and stable contractual income. We intend to continue targeting industrial assets in core, business-friendly markets with strong transportation connectivity, extended lease terms, and limited near-term rollover risk. We believe the industrial sector complements our multifamily holdings and office buildings by enhancing portfolio diversification and supporting steady cash flow. We intend to capitalize on seller dynamics and short-term market dislocations that may obscure intrinsic value and enhance returns by obtaining attractive financing.

In order to achieve our investment objectives, we target income-producing investments in commercial real estate. We will target highly occupied, stable properties and properties with modest value-add business plans to focus on current income and cash flow as well as potential downside protection. While we will continue to pursue commercial real estate loans, such as senior and mezzanine loans, and debt-like investments, such as preferred equity, when compelling investment opportunities arise, our focus will primarily be on joint venture equity investments as we currently believe they will produce the best risk-adjusted return. Our flexible approach to investing in any U.S. geography and in any of the major commercial real estate property types, including industrial assets, apartment buildings, self-storage facilities, retail centers and office buildings, allows us to quickly take advantage of opportunities created by market changes. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to invest in assets with attractive returns and strong structural features.

Our investment process involves comprehensive financial, structural, operational, and legal due diligence of both the underlying assets and our partners, with a focus on structuring transactions to optimize pricing and mitigate risk. We believe the current and future market environment provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our stockholders. We expect to employ leverage selectively, consistent with our target portfolio-wide leverage profile, to enhance total returns while maintaining balance sheet flexibility. Through this strategy, we seek to build a diversified portfolio of multifamily, office and industrial assets that can deliver resilient income, protect stockholder capital, and generate long-term value.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, the experience of our Manager’s affiliates and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

9

Please refer to “Note 2 — Summary of Significant Accounting Policies,” in Item 3. “Financial Statements” contained in this Semiannual Report for a more thorough discussion of our accounting policies and procedures.

Off-Balance Sheet Arrangements

As of June 30, 2026, we had no off-balance sheet arrangements.

Recent Developments

Truist Plaza – Orlando, Florida

On January 28, 2026, we acquired an $8,000,000 joint-venture limited partnership equity investment (the “Truist Plaza Equity Investment”) in a special purpose entity in connection with the recapitalization of an entity that owns a 2019-built, 209,032 square-foot, Class A mixed-use tower located in Orlando, Florida (the “Truist Plaza Property”). The property’s rent roll is anchored by Truist Bank (NYSE: TFC, Fitch: A), an investment-grade tenant representing 42.9% of the property’s rentable square footage. The property’s three largest tenants carry a weighted average lease term of 4.6 years.

In connection with the recapitalization, an affiliate of our Manager, The Wideman Company, LLC (“Wideman”), acquired the general partner interest in the special purpose entity and assumed certain asset management, property management, and development oversight responsibilities with respect to the Truist Plaza Property. Wideman and its affiliates have made aggregate equity contributions of approximately $5,100,000 in connection with the investment and hold equity generally on terms substantially similar to our equity investment with respect to operating cash flow distributions. In connection with the Truist Plaza Equity Investment, the special purpose entity entered into an approximately $65,000,000 loan from an unaffiliated lender with a floating interest rate of SOFR plus 3.15% (with a 6.00% floor), a four-year initial term with a single two-year extension option, and interest-only payments for the first 24 months followed by amortization on a 25-year schedule.

In July 2026, we invested an additional approximately $412,000 in the Truist Plaza Equity Investment.

FedEx Ground KY – Louisville, Kentucky

In July 2026, we invested an additional amount of approximately $302,000 in the FedEx Ground KY Equity Investment.

FedEx Ground TN – Chattanooga, Tennessee

In July 2026, we invested an additional amount of approximately $249,000 in the FedEx Ground TN Equity Investment.

Lubbock MOB – Lubbock, Texas

As previously disclosed, during 2020, we acquired a joint venture equity interest in RM Lubbock MOB, LLC in connection with the acquisition of a medical office building located in Lubbock, Texas (the “Lubbock MOB Property”). The Lubbock MOB Property was classified as held for sale as of December 31, 2025. On January 6, 2026, we completed the sale of the Lubbock MOB Property for proceeds of approximately $9,711,000 and recognized a gain of approximately $2,616,000 on the sale of investment in real estate. See “—Results of Operations” and “Note 4—Real Estate Investments” for additional information.

Portfolio Dispositions

As further described below, on August 20, 2026, we completed the sales of Edison Apartments, Minnehaha Meadows and Roosevelt Commons after evaluating potential local and state legislative changes, asset-level risk profiles and the relative attractiveness of other investment opportunities. We determined that continued ownership was not expected to produce an attractive risk-adjusted return relative to available alternatives and we intend to redeploy the resulting proceeds into investments better aligned with our long-term strategy and return objectives.

Edison Apartments

As previously disclosed, on March 30, 2022, we acquired a $5,500,000 equity interest in a joint-venture limited partnership in connection with the acquisition of Edison Apartments, a Class A, apartment community in Gresham, Oregon. On August 20, 2026, the Edison Apartments property was sold for $13,600,000.

10

Minnehaha Meadows

As previously disclosed, on September 20, 2021, we acquired a $3,650,000 equity interest in a joint-venture limited partnership in connection with the acquisition of Minnehaha Meadows Apartments, a Class A, apartment community in Vancouver, Washington. On August 20, 2026, the Minnehaha Meadows Apartments property was sold for $14,225,000.

Roosevelt Commons

As previously disclosed, on September 20, 2021, we acquired a $3,350,000 equity interest in a joint-venture limited partnership in connection with the acquisition of Roosevelt Commons Apartments, a Class A, apartment community in Vancouver, Washington. On August 20, 2026, the Roosevelt Commons Apartments Property was sold for $10,070,000.

Estimated NAV per share as of June 30, 2026 (Unaudited)

On September 17, 2026, our board of directors approved an estimated NAV per share of $6.79 as of June 30, 2026. This NAV per share will be effective until updated by us on or about September 30, 2026, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is prepared by our Manager, with the assistance of a third-party provider of management and administrative services, at the end of each fiscal quarter, and is ultimately approved by our board of directors. The NAV per share calculation as of June 30, 2026 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of June 30, 2026.

The methodology used to determine NAV per share is based on estimates and assumptions about future events that may not be accurate or complete. Accordingly, actual values could differ materially from such estimates, and different parties using different assumptions could derive a materially different NAV per share. Our NAV per share will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a stockholder would obtain upon selling shares or (iii) the amount per share stockholders would receive upon liquidation of our assets and distribution of the proceeds after paying expenses and liabilities. See the section of the Offering Circular captioned “Risk Factors—Our NAV per share is an estimate as of a given point in time. As a result, our NAV per share may not reflect the amount that you might receive for your shares in a market transaction, and the purchase price you pay in our offering may be higher than the value of our assets per share of common shares at the time of your purchase. In addition, our NAV per share likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of the Company,” and the risk factors described in our annual report on Form 1-K for the fiscal year ended December 31, 2025.

Non-GAAP Financial Measures

We disclose financial measures calculated and presented in accordance with GAAP; however, we provide certain financial information on a non-GAAP basis (“non-GAAP financial measures”). We provide non-GAAP financial measures to provide information that may assist investors in understanding our results of operations and assessing our prospects for future performance. Our Manager believes that funds from operations (“FFO”) and adjusted funds from operations (“AFFO”), which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and the Company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”) as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.

We calculate AFFO by subtracting from (or adding to) FFO:

●	the amortization or accrual of various deferred costs; and

●	an adjustment to reverse the effects of unrealized gains/(losses).

Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. Our management utilizes FFO and AFFO as measures of our operating performance and believes they are also useful to investors because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses. Additionally, FFO and AFFO serve as measures of our operating performance because they facilitate evaluation of the Company without the effects of selected items required in accordance with GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and AFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs.

11

Neither FFO nor AFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and AFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor AFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited FFO and AFFO calculations for the six months ended June 30, 2026 and June 30, 2025, are as follows (in thousands):

	For the period ended June 30, 2026	For the period ended June 30, 2025
GAAP net income (loss) attributable to RealtyMogul Income REIT, Inc.	$(5,139)	$10,132
Add: depreciation of properties	4,282	5,098
Adjustments for noncontrolling interest in depreciation	(1,317)	(1,561)
Add: amortization of lease intangibles	811	1,133
Adjustments for noncontrolling interest in amortization of lease intangibles asset	(234)	(318)
Less: amortization of lease intangible liabilities	(49)	(80)
Adjustments for noncontrolling interest in amortization of lease liabilities	20	33
Add: amortization of lease commissions	152	168
Adjustments for noncontrolling interest in amortization of lease commissions	(50)	(64)
Add: amortization of real estate tax abatement	251	251
Add: loss on extinguishment of debt	—	504
Add: share of depreciation and amortization of real estate held by equity method investments	192	—
Adjustment for noncontrolling interest in loss on extinguishment of debt	—	—
Adjustments for noncontrolling interest in amortization of real estate tax abatement	(78)	(78)
Adjustments for change in fair value of interest rate swaps	—	—
Adjustments for noncontrolling interest in change in fair value of interest rate swaps	—	—
Adjustments for change in fair value of interest rate caps	87	77
Adjustments for noncontrolling interest in change in fair value of interest rate caps	(27)	(23)
Adjustments for unrealized gain (loss) on marketable securities	—	(27)
Adjustments for realized loss on marketable securities	—	—
Adjustments for (gain) loss on sale of real estate investment held for sale	8,996	(6,549)
Adjustments for noncontrolling interest in gain on sale of real estate held for sale	(3,544)	578
Adjustments for gain on sale of real estate investment	(2,616)	(7,320)
Funds from operations (“FFO”) applicable to common stock	1,737	1,954
Add: amortization of deferred financing costs	260	323
Adjustments for noncontrolling interest in amortization of deferred financing costs	(79)	(130)
Add: stock award compensation	38	36
Adjustments for straight - line rent recognition	—	—
Adjusted funds from operations (“AFFO”) applicable to common stock	$1,956	$2,183

Item 2. Other Information

None.

12

Item 3. Financial Statements

RealtyMogul Income REIT, Inc.

F-1

RealtyMogul Income REIT, Inc.

Consolidated Balance Sheets

As of June 30, 2026 (unaudited) and December 31, 2025 (audited)

(Amounts in thousands, except share and per share data)

	As of June 30, 2026	As of December 31, 2025
ASSETS
Real estate investments, at cost
Land	$18,766	$22,566
Building and improvements	201,235	246,095
Tenant improvements	8,765	8,536
Total real estate investments, at cost	228,766	277,197
Less accumulated depreciation	(33,347)	(34,089)
Real estate investments, net	195,419	243,108
Real estate held for sale, at fair value	35,215	6,661
Investments in real estate, equity method, net	13,255	5,797
Real estate debt investments, net	2,765	2,765
Intangible lease assets, net	324	1,657
Intangible lease assets related to real estate asset held for sale, net	521	440
Lease commissions, net	1,102	1,171
Real estate tax abatement, net	4,536	4,788
Cash and cash equivalents	10,291	16,289
Deferred offering costs, net	241	241
Restricted cash, escrows and deposits	4,183	4,048
Prepaid expenses	725	361
Interest receivable	27	28
Rent receivable, net	1,217	1,218
Other receivables	145	158
Total Assets	$269,966	$288,730

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$4,727	$4,067
Deferred offering costs payable	19	23
Mortgages payable, net of deferred financing costs of $1,708 and $2,157 and $2,035 and $2,112 discount, respectively	150,769	182,835
Mortgage payable related to real estate assets held for sale, net of $312 and $20 deferred financing cost	31,374	5,239
Intangible lease liabilities, net	633	682
Security deposits	862	809
Distributions payable	313	309
Settling subscriptions payable	3	1,111
Asset management fee payable	63	86
Other liabilities	579	1,036
Member loan payable, net	250	226
Total Liabilities	189,592	196,423

Equity
Shares of common stock $0.01 par value; 25,000,000 authorized; 11,416,020 and 11,438,243 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	113,772	113,938
Accumulated deficit	(53,893)	(47,470)
Total RealtyMogul Income REIT, Inc. Equity	59,879	66,468
Noncontrolling interests in consolidated joint ventures	20,495	25,839
Total Equity	80,374	92,307

Total Liabilities and Equity	$269,966	$288,730

The accompanying notes are an integral part of these consolidated financial statements.

F-2

RealtyMogul Income REIT, Inc.

Consolidated Statements of Operations

For the Six Months ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2026	June 30, 2025
Revenues
Rental income, net	$14,048	$17,218
Other revenue	571	869
Equity in losses of equity method investees	(149)	-
Interest income	193	265
Preferred return income	195	241
Total Revenues	14,858	18,593

Operating Expenses
Asset management fees	623	703
Depreciation and amortization	5,496	6,651
Real estate operating expenses	6,427	8,412
Servicing fee	7	8
General and administrative expenses	1,358	1,420
Total Operating Expenses	13,911	17,194
Operating Income	947	1,399
Other (Income) and Expenses
Interest expense	4,188	5,293
Loss on extinguishment of debt	-	504
Change in fair value of interest rate caps	87	77
Other income	-	(52)
Unrealized gain on investment in marketable securities	-	(27)
Loss (gain) on real estate investments classified as held for sale	8,996	(6,549)
Realized gain on sale of real estate investments	(2,616)	(7,320)
Consolidated Net (Loss) Income	(9,708)	9,473
Net Loss attributable to Noncontrolling Interests	(4,569)	(659)
Net (Loss) Income attributable to RealtyMogul Income REIT, Inc.	$(5,139)	$10,132

Net (loss) income per basic and diluted common share	$(0.45)	$0.86
Weighted average common shares outstanding	11,426,312	11,727,701

The accompanying notes are an integral part of these consolidated financial statements.

F-3

RealtyMogul Income REIT, Inc.

Consolidated Statements of Stockholders’ Equity

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share data)

	Common Shares		Accumulated	Total RealtyMogul Income REIT LLC Equity	Noncontrolling Interest in Consolidated	Total Members’
	Shares	Amount	Deficit	Equity	Joint Ventures	Equity
Balance as of December 31, 2024	11,671,758	$115,701	$(46,202)	$69,499	$29,859	$99,358
Proceeds from issuance of common shares	235,158	1,923	-	1,923	-	1,923
Stock award	4,300	36	-	36	-	36
Repurchase of common shares	(292,564)	(2,300)	-	(2,300)	-	(2,300)
Amortization of deferred offering costs	-	(59)	-	(59)	-	(59)
Contributions from noncontrolling interests	-	-	-	-	60	60
Distributions declared on common shares	-	-	(2,872)	(2,872)	-	(2,872)
Distributions to noncontrolling interests	-	-	(850)	(850)	(1,169)	(2,019)
Net income (loss)	-	-	10,132	10,132	(659)	9,473
Balance as of June 30, 2025	11,618,652	$115,301	$(39,792)	$75,509	$28,091	$103,600

	Common Shares		Accumulated	Total RealtyMogul Income REIT, Inc.	Noncontrolling Interest in Consolidated Joint	Total
	Shares	Amount	Deficit	Equity	Ventures	Equity
Balance as of December 31, 2025	11,438,243	$113,938	$(47,470)	$66,468	$25,839	$92,307
Stock award	5,050	38	-	38	-	38
Repurchase of common shares	(27,273)	(204)	-	(204)	-	(204)
Distributions declared on common shares	-	-	(1,284)	(1,284)	-	(1,284)
Distributions to noncontrolling interests	-	-	-	-	(775)	(775)
Net income (loss)	-	-	(5,139)	(5,139)	(4,569)	(9,708)
Balance as of June 30, 2026	11,416,020	$113,772	$(53,893)	$59,879	$20,495	$80,374

The accompanying notes are an integral part of these consolidated financial statements.

F-4

RealtyMogul Income REIT, Inc.

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2026	June 30, 2025
OPERATING ACTIVITIES:
Consolidated net income (loss)	$(9,708)	$9,473
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:
Depreciation	4,282	5,099
Equity in loss of equity method investees	149	-
Unrealized gain on investment in marketable securities	-	(27)
(Gain) loss on sale of held for sale real estate investments	8,996	(6,549)
Realized gain on sale of real estate investments	(2,616)	(7,320)
Stock award compensation	38	36
Amortization of intangible assets relating to leases	811	1,133
Amortization of intangible liabilities relating to leases	(49)	(80)
Amortization of deferred financing costs	262	323
Loss on debt extinguishment	-	504
Amortization of real estate tax abatement	251	251
Amortization of lease commissions	152	168
Net change in fair value of interest rate caps	77	77
Changes in assets and liabilities:
Net change in prepaid expenses	(380)	89
Net change in interest receivable	1	(5)
Net change in rent receivable	2	(565)
Net change in other receivables	11	(5)
Net change in accounts payable and accrued expenses	710	(165)
Net change in asset management fee payable	(23)	(5)
Net change in security deposit	52	(107)
Net change in other liabilities	(457)	29
Net cash provided by operating activities	2,561	2,354

INVESTING ACTIVITIES:
Payment of lease commissions	(83)	(299)
Investment in equity method investees, net of distribution	(7,607)	-
Improvements to real estate	(803)	(1,241)
Proceeds from sales of real estate investments	9,711	17,681
Net cash provided by (used in) investing activities	1,218	16,141

FINANCING ACTIVITIES:
Proceeds from the issuance of common shares	-	745
Repurchase of common shares	(1,312)	(2,501)
Payment of cash distributions	(1,280)	(1,698)
Payment of promote distributions	-	(851)
Capital contribution from noncontrolling interests	-	60
Distribution to noncontrolling interests	(775)	(1,188)
Deferred offering costs paid	(5)	(7)
Payment of finance costs	(105)	(93)
Debt extinguishment costs	-	(417)
Repayment of debt	(6,165)	(10,685)
Net cash used in financing activities	(9,642)	(16,635)

Net increase (decrease) in cash, cash equivalents and restricted cash	(5,863)	1,860
Cash, cash equivalents and restricted cash, beginning of period	20,337	17,515
Cash, cash equivalents and restricted cash, end of period	$14,474	$19,375

Cash paid for interest	$3,755	$5,123

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Shareholder funds receivable	$-	$29
Change in settling subscriptions payable	$(1,108)	$(200)
Change in distributions declared but not paid	$4	$(34)
Change in deferred offering costs payable	$(5)	$-
Shares issued through distribution reinvestment program	$-	$1,208

The accompanying notes are an integral part of these consolidated financial statements.

F-5

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

Note 1 – Formation and Organization

RealtyMogul Income REIT, LLC was initially formed as a Delaware limited liability company on March 2, 2016 to invest in and manage a diversified portfolio of investments in commercial real estate loan and equity assets, including, without limitation, senior debt, mezzanine debt, junior debt participation, equity interests, including joint ventures and limited partnerships, preferred equity, and other real estate-related assets. The Company was formed under the name MogulREIT I, LLC and, effective October 15, 2021, changed its name to RealtyMogul Income REIT, LLC. On April 27, 2026, the Company converted to a Maryland corporation. The use of the terms “RealtyMogul Income REIT,” or the “Company,” in this Semiannual Report refer to RealtyMogul Income REIT, Inc. (formerly known as RealtyMogul Income REIT, LLC) and its subsidiary collectively, unless the context indicates otherwise.

The Company is externally managed by RM Adviser, LLC (the “Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (the “Sponsor”). The Manager and the Sponsor are each wholly owned subsidiaries of RM Investor. The Manager manages the day-to-day operations and provides asset management, marketing, investor relations and other administrative services on the Company’s behalf with the goal of maximizing operating cash flow and preserving capital. The Manager relies on certain employees of RM Investor, who provide certain services to the Manager pursuant to a shared services agreement between the Manager and RM Investor. The Company does not currently have any employees nor does it currently intend to hire any employees who will be compensated directly by the Company.

The Company distributes shares of its common stock to the public exclusively through its interactive website located at www.realtymogul.com, which is referred to as the “Realty Mogul Platform.” Through the use of the Realty Mogul Platform, investors can browse and screen real estate investments, view details of an investment, execute legal documents, and receive ongoing reporting concerning their investments.

On August 12, 2016, the Company’s initial offering of common shares, which represented limited liability company interests in the Company (the “Initial Offering”), was qualified by the SEC, and the Company commenced operations on August 15, 2016. Pursuant to the Initial Offering, the Company offered up to $50,000,000 of its common shares, including shares sold pursuant to its distribution reinvestment plan. On May 7, 2019, the Company commenced its follow-on offering of common shares (the “Follow-on Offering”) and terminated the Initial Offering. On May 13, 2022, the Company commenced its second follow-on offering of common shares (the “Second Follow-on Offering” and, together with the Initial Offering and the Follow-on Offering, the “Offerings”) and terminated the Follow-on Offering.

Pursuant to the Second Follow-on Offering, the Company offered up to $67,475,141 of its common shares, including shares sold pursuant to its distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A, which represented the value of the shares available to be offered as of July 1, 2024 out of the rolling 12-month maximum offering amount of $75,000,000.

The Second Follow-on Offering expired on May 13, 2025, which was three years from the qualification date of the offering, though it remained subject to a grace period of 180 days. Effective July 11, 2025, the Manager temporarily paused the acceptance of new cash subscriptions in connection with the Second Follow-on Offering (the “New Subscription Pause”). The New Subscription Pause applies only to new cash subscriptions in the Second Follow-on Offering. On September 10, 2026, the Company requested withdrawal of its pending Offering Statement on Form 1-A (File No. 024-12674), which had not been qualified by the SEC and under which no securities had been offered or sold. The Company may pursue future capital raising activities, including a potential resumption of an offering of its common stock, but there can be no assurance as to the timing or terms of any such activities.

Suspension of Distribution Reinvestment Plan

In April 2026, the Manager approved the suspension of the distribution reinvestment plan, and no further shares of common stock will be issued pursuant to the plan following the applicable notice period required under the plan.

Suspension of Share Repurchase Program

In April 2026, the board of directors approved the suspension of the Company’s share repurchase program, effective immediately, to preserve liquidity and support the Company’s broader capital allocation and portfolio repositioning strategy. As a result, the Company is no longer accepting or processing repurchase requests submitted on or after that date.

F-6

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

The Company’s offering price per share equals the most recently announced net asset value (“NAV”) per share, which is $6.79 per share, as of June 30, 2026. As of June 30, 2026, the Company had issued approximately 14,597,000 shares of common stock in the Offerings for gross offering proceeds of approximately $148,231. See Item 1. “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Raising and Offering Status” for more information regarding the Offerings.

In addition, as of June 30, 2026, our debt and debt-related investment portfolio was comprised of approximately $2,765 of preferred equity investments, approximately $228,766 of commercial real estate investments at original cost as reported on the consolidated balance sheets, and $35,215 of real estate investments held for sale, all of which, in the opinion of our Manager, meet our investment objectives. See “—Investment Objectives and Strategy” below for additional information.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheets, statements of operations, statements of stockholders’ equity, statements of cash flows and related notes to the consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The Company has adopted a calendar year-end for financial reporting.

GAAP requires any subsidiaries, investment, or affiliates under the Company’s control to be consolidated. The consolidated financial statements of the Company include its wholly-owned subsidiary, Realty Mogul 83, LLC (“RM83”), which was formed during 2017, its controlled joint ventures, RM La Privada, LLC (“La Privada”) (consolidated through its sale in March 2025), RM The Hamptons, LLC (“The Hamptons”) (consolidated through its sale in the fourth quarter of 2025), and Columbus Office Portfolio, LLC (“Columbus”), all of which were acquired during 2019, RM Pohlig, LLC (“Pohlig”) and RM Lubbock MOB, LLC (“Lubbock MOB”) (consolidated through its sale in January 2026), both of which were acquired during 2020, RM Turtle Creek, LLC (“Turtle Creek”), RM Kings Landing, LLC (“Kings Landing”), RM Roosevelt Commons, LLC (“Roosevelt Commons”), RM Minnehaha Meadows, LLC (“Minnehaha Meadows”) and RM Bentley, LLC (“Bentley Apartments”), all of which were acquired during 2021, RM Haverford Place, LLC (“Haverford Place”), RM Edison, LLC (“Edison Apartments”) and RICORE Columbia Square, LLC (“Columbia Square”), all of which were acquired during 2022, RICORE Acropolis LLC (“The Acropolis”), which was acquired during 2023, and RM 223 E Town, LLC (“223 E Town Apartments”), which was acquired during 2024.

All significant intercompany balances and transactions are eliminated in consolidation.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report on Form 1-K for the fiscal year ended December 31, 2025, which was filed with the SEC on April 30, 2026.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Earnings Per Share

Basic earnings per share is calculated on the basis of weighted-average number of shares of common stock outstanding during the period. Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of shares outstanding during the period. Diluted net income per common share equals basic net income per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2026 and 2025.

F-7

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

Stockholder Funds Receivable

Stockholder funds receivable consists of shares that have been issued with subscriptions that have not yet settled. As of June 30, 2026 and December 31, 2025, there were no subscriptions that had not settled. Stockholder funds receivable are carried at cost which approximates fair value.

Settling Subscriptions Payable

Share repurchases initiated in December 2025 were settled in February 2026. As of June 30, 2026 and December 31, 2025, there was $3 and $1,111, respectively, in subscriptions payable that had not settled. Substantially all of the liabilities were reversed subsequent to December 31, 2025 when the share repurchases settled in February 2026.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic Concentration

As of June 30, 2026, the Company’s investments in real estate operate in Virginia, Ohio, Texas, Missouri, Washington, Kentucky, Florida and Oregon. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing and commercial real estate in those geographical areas.

For the six months ended June 30, 2026, the Company’s annualized rental income in real estate equity investments by state is approximately 51%, 21%, 6%, 10%, 8%, 0.1% and 4%, for Ohio, Missouri, Virginia, Kentucky, Washington, Texas and Oregon, respectively.

Organization, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offerings, and the marketing and distribution of shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees and expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to stockholders’ equity. The deferred offering costs will be charged against the gross proceeds of the Offerings when received or written off in the event that the Second Follow-on Offering is not successfully completed. The Manager and/or affiliates will be reimbursed for organization and offering expenses incurred in conjunction with the Offerings.

As of June 30, 2026 and December 31, 2025, the Manager had incurred offering costs of $4,174, on behalf of the Company. As of June 30, 2026 and December 31, 2025, $3,932 of offering costs had been amortized and were included in the consolidated statements of stockholders’ equity. Deferred offering costs are amortized in proportion to the offering proceeds received over the offering proceeds expected to be received.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE and reassesses the initial evaluation of an entity as a VIE upon the occurrence of certain events.

F-8

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and have sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of June 30, 2026 and December 31, 2025, the Company held investments in three and two entities, respectively, which were evaluated under the VOE model and were not consolidated because the Company does not have substantive kick-out rights or a controlling financial interest. These investments are carried on the consolidated financial statements using the equity method.

As of June 30, 2026 and December 31, 2025, the Company held investments in 12 and 13 entities, respectively, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participation rights.

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and the ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments, reduced by an allowance for doubtful accounts. We review our debt related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an allowance for credit loss is required. The Company recognizes an allowance for doubtful accounts for financial assets carried at amortized cost and other qualifying receivables to present the net amount expected to be collected as of the consolidated balance sheet date using the probability of default/loss given default method using historical losses adjusted for current conditions and reasonable and supportable forecasts. Such allowance is based on the credit losses expected to arise over the life of the asset (contractual term) which includes consideration of prepayments and based on the Company’s expectations as of the consolidated balance sheet date. Assets are written off when the Company determines that such financial assets are deemed uncollectible or based on regulatory requirements, whichever is earlier. Write-offs are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary reserve at the consolidated balance sheet date. The Company elected to use the practical expedient for collateral dependent receivables as estimates for the recovery of debt investments is based on collateral value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Income Taxes

The Company has elected to be taxed, and currently qualifies, as a REIT for federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2026 and December 31, 2025.

F-9

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

For the six months ended June 30, 2026 and the year ended December 31, 2025, $1,284 and $5,473 respectively, in distributions have been declared to stockholders. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the stockholders’ basis in the common stock. To the extent that distributions exceed both current and accumulated earnings and profits and the stockholders’ basis in the common stock, they will generally be treated as a gain or loss upon the sale or exchange of our stockholders’ common stock.

Tax periods from 2023 to 2025 remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, or origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on mezzanine loans classified as held to maturity and investments in preferred equity that are accounted for using the cost method if the terms of the equity investment include terms that are similar to interest on a debt instrument. As of June 30, 2026 and December 31, 2025, no amortization of premium, discount, or origination costs or fees have been recognized.

Rental income is recognized as rentals become due on a straight-line basis over the term of the lease when there are rent abatements or scheduled changes to contractual base rent. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases. For certain properties, in addition to contractual base rent, the tenants pay their share of taxes, insurance, common area maintenance, and utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

The Company combines certain lease and non-lease components of its operating leases. Non-lease components are recognized together with rental income on the consolidated statement of operations.

Purchase Accounting for Acquisitions of Real Estate

The Company adopted the provisions of Accounting Standards Update (“ASU”) 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The purchase consideration includes cash paid, the fair value of equity or other assets issued, and the fair value of any assumed debt. The Company assesses the fair value of assumed debt based on estimated cash flow projections that utilize appropriate discount rates and available market information. Such inputs are categorized as Level 3 in the fair value hierarchy. The difference between the fair value and the stated principal of assumed debt is amortized using the effective interest method basis over the terms of the respective debt obligation.

The fair value of the purchase consideration is then allocated based on the relative fair value of the assets including land, buildings, site improvements and intangible assets including in-place leases at the acquisition date. The Company estimates the fair value of the assets using market-based, cost-based, and income-based valuation techniques.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain whether there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current consolidated financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors. As of June 30, 2026 and December 31, 2025, the Company determined that there was no impairment of long-lived assets.

F-10

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

Costs incurred to negotiate or obtain a lease that otherwise would have not been incurred is recognized as deferred leasing costs on the consolidated balance sheet. The costs are amortized over the lives of the related lease on a straight-line basis.

Acquired Lease Intangibles

In accordance with GAAP, the Company allocated a portion of the investment in real estate’s purchase price to intangible assets associated with operating leases. These intangibles include:

In-place lease intangibles: Represent the value of existing lease arrangements that provide economic benefit through reduced vacancy periods and avoidance of leasing commissions. Amortization expense is included in depreciation and amortization expense.

Above-market lease intangibles: Represent unfavorable lease terms relative to market rates on the acquisition date. Amortization expense is included in depreciation and amortization expense.

Below-market lease intangibles: Represent favorable lease terms relative to market rates on the acquisition date. Amortization expense is included in lease revenue. Acquired lease intangibles are amortized over the remaining lease term.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a VOE and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. For the periods ended June 30, 2026 and December 31, 2025, we recorded a loss of $149 and $73, respectively, related to investments in equity method investees.

The Company evaluates its investments in equity method investees for impairment annually or whenever events or changes in circumstances indicate that there may be an other-than temporary decline in value. To do so, the Company calculates the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company recognizes an impairment charge to reduce the carrying value of its investment to fair value. As of both June 30, 2026 and December 31, 2025, the Company determined that there was no impairment of its investments in equity method investees.

Real Estate Held for Sale

The Company classifies real estate investments as being held for sale when it meets all of the following criteria: (i) management commits to a plan to sell the asset, (ii) the asset is available for immediate sale, (iii) an active program to locate a buyer has been initiated, (iv) the sale is highly probable to occur within one year, and (v) it is unlikely that significant changes to the plan will be made. When a real estate investment is classified as held for sale, depreciation of the asset is discontinued and the asset is carried at the lower of its carrying amount or the fair value less costs to sell. As of June 30, 2026, the company determined that The Edison, Roosevelt Commons and Minnehaha Meadows should be classified as held for sale at its fair value of $12,928, $9,222, and $13,065, respectively. The related mortgage net of debt insurance costs of $11,420, $8,000, and $11,954 are also classified as held for sale as of June 30, 2026. During the six months ended June 30, 2026, The Edison, Roosevelt Commons and Minnehaha Meadows had net operating losses of $300, $21, and $128, respectively. As of December 31, 2025, the Company determined that The Lubbock MOB should be classified as held for sale at its carrying value in the amount of $6,661. The related mortgage net of debt insurance costs of $5,239 is also classified as held for sale as of December 31, 2025. During the year ended December 31, 2025, The Lubbock MOB had a net operating income of $347.

F-11

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

Restricted Cash and Escrows

The following are the amounts reported on the consolidated balance sheets that are included in Cash and Cash Equivalents and Restricted Cash on the consolidated statements of cash flows:

	June 30, 2026	December 31, 2025
Cash and cash equivalents	$10,291	$16,289
Restricted cash, escrows and deposits	$4,183	$4,048
Total cash and cash equivalents and restricted cash	$14,474	$20,337

Allowance for Credit Losses

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. As of June 30, 2026 and December 31, 2025, there was $406 and $576, respectively, in the allowance for doubtful accounts. The Company records bad debt expense in real estate operating expenses in the consolidated statements of operations.

Advertising Costs

The Company’s policy is to expense advertising costs when incurred. Such costs incurred during the six months ended June 30, 2026 and 2025, were $268 and $255, respectively.

Depreciation and Amortization

Depreciation of assets is computed on the straight-line method over the estimated useful life of the asset. Depreciation of buildings is computed on the straight-line method over an estimated useful life of 30 to 49 years. Site improvements, building improvements and tenant improvements are depreciated on the straight-line method over an estimated useful life of 1.1 to 19 years and depreciation of furniture, fixtures and equipment is computed on the straight-line method over an estimated useful life of 5 to 9 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Amortization of intangible lease assets is computed over the remaining life of the leases using the straight-line method. Amortization of the real estate tax abatement is computed over 10 to 15-year abatement period using the straight-line method.

Deferred Financing Costs and Mortgage Discount

Mortgage costs are deferred and amortized using the straight-line method, which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. The Company recognizes a debt discount or premium in connection with mortgages assumed at fair value in accordance with ASC 805.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

On a recurring basis, the Company measures its investment in marketable securities at fair value consisting of its investment in exchange traded funds. The exchange traded funds are freely tradeable in active markets and fair value is based on the quoted market price for identical securities, which represents a Level 1 input and Level 1 measurement. The marketable securities are treated as trading securities with unrealized gains and losses from the change in fair value reported in the consolidated statements of operations.

F-12

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

The Company periodically will enter into interest rate cap agreements that are measured at fair value on a recurring basis in order to limit interest rate risk on variable rate mortgages and the Company does not use such agreements for trading purposes. The Company has no such agreements outstanding as of June 30, 2026 and December 31, 2025. In determining the fair value of the interest rate cap, management uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of the instrument. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and that of the respective counterparty in the fair value measurement. The credit valuation adjustments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by either the respective counterparty or the Company.

The Company is required to disclose an estimate of fair value of financial instruments for which it is practicable to estimate the fair value. For certain financial instruments, fair values are not readily available since there are no active trading markets characterized by current exchanges by willing parties. The Company believes that the carrying amount reasonably approximates the fair value of the Company’s financial instruments.

New Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregation of the income tax rate reconciliation into specified categories and additional disclosure of income taxes paid by jurisdiction. The amendments are effective for public business entities for annual periods beginning after December 15, 2024, and for all other entities for annual periods beginning after December 15, 2025. The Company has concluded it is not a public business entity for purposes of this standard and will adopt the ASU for its annual reporting period beginning January 1, 2026. As the amendments affect only income tax-related disclosures and not the recognition or measurement of income tax assets or liabilities, and given the Company’s REIT structure — including its reliance on the dividends-paid deduction and limited foreign or taxable REIT subsidiary activity — the Company does not expect adoption to have a material impact on its consolidated financial statements, although it will result in additional annual disclosures beginning with the Company’s Annual Report on Form 1-K for the year ending December 31, 2026.

Note 3 – Real Estate Debt Investments

We believe the fair value of the debt investments approximates the carrying value of the debt investments as of June 30, 2026 and December 31, 2025. We have invested in 23 debt and debt-like investments with 22 of those investments paid off in full since inception through June 30, 2026.

The following table presents the Company’s investments in real estate debt related assets as of June 30, 2026 and December 31, 2025:

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Preferred Equity	1	$2,765	$2,765	14%	100
Balance as of June 30, 2026	1	$2,765	$2,765	14%	100

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Preferred Equity	1	$2,765	$2,765	14%	100
Balance as of December 31, 2025	1	$2,765	$2,765	14%	100

F-13

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

The following table describes our debt related investment activities for the six months ended June 30, 2026 and the year ended December 31, 2025:

Investments in Debt	Amount
Balance as of December 31, 2025	$2,765
Principal repayments	$-

Balance as of June 30, 2026	$2,765

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests described above. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing” which represents the Company’s primary credit quality indicator. As of June 30, 2026 and December 31, 2025, all investments are considered to be performing and no allowance for credit loss has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for expected credit losses. As of both June 30, 2026 and December 31, 2025, no investment required the recognition of an allowance for credit losses.

F-14

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

Note 4 – Consolidated Investments in Real Estate

The following table presents the Company’s consolidated investments in real estate as of June 30, 2026:

Description of Property	Land	Buildings and improvements	Tenant Improvements	Accumulated Depreciation	Total
223 E Town Apartments	$1,844	$13,923	$93	$(908)	$14,952
Columbus, OH
The Acropolis	1,887	20,975	2,102	(4,046)	20,918
Beavercreek, OH
Columbia Square	1,331	10,593	638	(1,661)	10,901
Cincinnati, OH
Haverford Place	2,749	30,415	-	(4,670)	28,494
Georgetown, KY
Bentley Apartments	1,565	25,692	-	(3,052)	24,205
Grove City, OH
Kings Landing	3,901	38,302	65	(5,666)	36,602
Creve Coeur, MO
Turtle Creek	3,069	22,201	-	(3,025)	22,245
Fenton, MO
Pohlig	1,660	16,049	995	(3,673)	15,031
Richmond, VA
Columbus	760	23,086	4,872	(6,647)	22,071
Columbus, OH
Totals	$18,766	$201,236	$8,765	$(33,348)	$195,419

The following table presents the Company’s consolidated investments in real estate as of December 31, 2025:

F-15

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

Description of Property	Land	Buildings and improvements	Tenant Improvements	Accumulated Depreciation	Total
223 E Town Apartments	$1,844	$13,922	$93	$(712)	$15,147
Columbus, OH
The Acropolis	1,887	20,546	2,102	(3,373)	21,162
Beavercreek, OH
Columbia Square	1,331	10,604	628	(1,430)	11,133
Cincinnati, OH
Edison Apartments	1,622	18,108	-	(1,807)	17,923
Gresham, OR
Haverford Place	2,749	30,395	-	(4,125)	29,019
Georgetown, KY
Bentley Apartments	1,565	25,692	-	(2,725)	24,532
Grove City, OH
Roosevelt Commons	889	11,901	-	(1,136)	11,654
Vancouver, WA
Minnehaha Meadows	1,290	15,426	-	(1,527)	15,189
Vancouver, WA
Kings Landing	3,901	38,242	65	(5,070)	37,138
Creve Coeur, MO
Turtle Creek	3,069	22,201	-	(2,745)	22,525
Fenton, MO
Pohlig	1,660	16,025	984	(3,369)	15,300
Richmond, VA
Columbus	759	23,033	4,664	(6,070)	22,386
Columbus, OH
Totals	$22,566	$246,095	$8,536	$(34,089)	$243,108

Depreciation expense for the six months ended June 30, 2026 and 2025, amounted to $4,282 and $5,099, respectively, which included held for sale investments of The Edison, Roosevelt Commons, and Minnehaha Meadows as of June 30, 2026 and The Hamptons and Columbus (855 Grandview) as of June 30, 2025.

F-16

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

The following table presents the Company’s intangible lease assets and liabilities as of June 30, 2026:

Description of Property	Intangible Lease Asset	Amortized Intangible Lease Asset	Lease commission	Amortized Lease Commissions	Intangible Lease Liability	Amortized Intangible Lease Liability	Real Estate tax abatement	Amortized Real Estate tax abatement	Total
223 E Town Apartments	$333	$(261)	$-	$-	$-	$-	$2,378	$(555)	$1,895
Columbus, OH
The Acropolis	4,083	(3,359)	816	(191)	(110)	110	-	-	1,349
Beavercreek, OH
Columbia Square	1,466	(1,466)	174	(74)	(33)	25	-	-	92
Cincinnati, OH
Haverford Place	344	(344)	-	-	-	-	-	-	-
Georgetown, KY
Bentley Apartments	246	(246)	-	-	-	-	3,971	(1,258)	2,713
Grove City, OH
Kings Landing	354	(354)	190	(190)	-	-	-	-	-
Creve Coeur, MO
Turtle Creek	305	(305)	-	-	-	-	-	-	-
Fenton, MO
Pohlig	242	(242)	-	-	-	-	-	-	-
Richmond, VA
Columbus	2,486	(2,437)	899	(522)	(1,236)	611	-	-	(199)
Columbus, OH
Totals	$9,859	$(9,014)	$2,079	$(977)	$(1,379)	$746	$6,349	$(1,813)	$5,850

The following table presents the Company’s intangible lease assets and liabilities as of December 31, 2025:

Description of Property	Intangible Lease Asset	Amortized Intangible Lease Asset	Lease commission	Amortized Lease Commissions	Intangible Lease Liability	Amortized Intangible Lease Liability	Real Estate tax abatement	Amortized Real Estate tax abatement	Total
223 E Town Apartments	$333	$(247)	$-	$-	$-	$-	$2,378	$(436)	$2,028
Columbus, OH
The Acropolis	4,083	(2,814)	745	(140)	(110)	110	-	-	1,874
Beavercreek, OH
Columbia Square	1,466	(1,396)	157	(57)	(33)	22	-	-	159
Cincinnati, OH
Edison Apartments	294	(294)	-	-	-	-	-	-	-
Gresham, OR
Haverford Place	344	(344)	-	-	-	-	-	-	-
Georgetown, KY
Bentley Apartments	246	(246)	-	-	-	-	3,971	(1,125)	2,846
Grove City, OH
Roosevelt Commons	81	(81)	-	-	-	-	-	-	-
Vancouver, WA
Minnehaha Meadows	146	(146)	-	-	-	-	-	-	-
Vancouver, WA
Kings Landing	354	(354)	190	(171)	-	-	-	-	19
Creve Coeur, MO
Turtle Creek	305	(305)	-	-	-	-	-	-	-
Fenton, MO
Pohlig	242	(242)	-	-	-	-	-	-	-
Richmond, VA
Columbus	2,486	(2,254)	904	(457)	(1,236)	565	-	-	8
Columbus, OH
Totals	$10,380	$(8,723)	$1,996	$(825)	$(1,379)	$697	$6,349	$(1,561)	$6,934

As of both June 30, 2026 and December 31, 2025, the amortization period for the intangible lease assets ranges from 3 months to 13.5 years.

F-17

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

The unamortized balances as of June 30, 2026 and December 31, 2025 are as follows:

	Intangible Lease Assets	Lease Commissions	Intangible Lease Liabilities	Real Estate Tax Abatement	Total
December 31, 2025	$1,657	$1,171	$(682)	$4,788	$6,934
June 30, 2026	845	1,102	(633)	4,536	5,850

For the six months ended June 30, 2026 and 2025, the Company recognized amortization expense as follows:

	For the period ended June 30, 2026	For the period ended June 30, 2025
Amortization of lease intangibles	$811	$1,133
Amortization of lease intangible liabilities	(49)	(80)
Amortization of lease commissions	152	168
Amortization of real estate tax abatement	251	251
Ending balance	$1,165	$1,472

On March 20, 2025, the Company sold the La Privada Apartments which was previously reported as real estate held for sale. The Company recognized a gain of $7,320 on the sale of investment in real estate, reported in the consolidated statements of operations for the six months ended June 30, 2025.

On January 6, 2026, the Company sold the Lubbock MOB which was reported as real estate held for sale as of December 31, 2025 at its carrying value in the amount of $6,661. Therefore, the Lubbock MOB is not included in the December 31, 2025 table above. For the six months ended June 30, 2026, the Company recognized proceeds of $9,711 and a gain of $2,616 on the sale of investment in real estate, reported in the consolidated statements of operations.

Minimum Future Rents and Amortization of Lease Intangible Assets

The multifamily rental properties owned at June 30, 2026 are principally leased under 12-month operating leases with tenant renewal rights. The Company is conditionally committed to reimburse tenant improvements for certain design and construction as outlined in the executed lease agreement. The Company’s office properties are leased under non-cancelable operating leases with remaining terms ranging from approximately 1 to 15 years. Certain office leases contain options to renew for additional periods at the then-prevailing market rate. Certain leases contain provisions requiring tenants to reimburse the Company for a portion of real estate taxes, insurance, and common area maintenance cost.

F-18

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

For office properties, the following table details the future minimum rents and amortization of intangible lease assets and liabilities over the next five years and thereafter:

	Future minimum lease payments	Amortization of intangible lease assets	Amortization of lease commissions	Amortization of intangible lease liabilities	Amortization of real estate tax abatement
Remaining six months ending December 31, 2026	$3,505	$525	$239	$52	$251
2027	6,177	132	231	92	502
2028	5,753	132	135	92	502
2029	4,911	56	98	92	502
2030	4,586	-	78	92	502
Thereafter	15,885	1	322	213	2,278
Total	$40,817	$846	$1,103	$633	$4,537

As of June 30, 2026, the Company determined that The Edison, Roosevelt Commons and Minnehaha Meadows should be classified as held for sale. The related combined amortization of intangible lease assets of $521 is also classified as held for sale as of June 30, 2026. Therefore, The Edison, Roosevelt Commons and Minnehaha Meadows are not included in the table above.

Note 5 – Investments in Equity Method Investees

The table below presents the activities of the Company’s investments in equity method investees as of June 30, 2026:

Investments in Equity Method Investments	For the six months ended June 30, 2026
Beginning balance	$5,797
Contributions in equity method investees	8,000
Distributions received	$(393)
Equity in losses of equity method investees	$(149)
Ending balance	$13,255

As of June 30, 2026, the Company’s investments in entities that are accounted for under the equity method of accounting consist of the following:

Equity Method Investees		Location	RealtyMogul Income REIT Ownership %	Year Acquired
FXG KY Property LLC	(“FedEx KY”)	Louisville, KY	26%	2025
FXG TN Property LLC	(“FedEx TN”)	Chattanooga, TN	19%	2025
333 Garland Realty LLC	(“Truist Plaza Equity Investment”)	Orlando, Florida	18%	2026

As of December 31, 2025, the Company held investments in two unconsolidated entities evaluated under the VOE model. As of June 30, 2026, the Company held investments in three unconsolidated entities evaluated under the VOE model. The Company’s maximum exposure to loss related to these unconsolidated entities is limited to its aggregate investment of $13,255 and $5,797 as of June 30, 2026 and December 31, 2025, respectively. The Company does not have any implicit or explicit arrangements that could require the Company to provide additional financial support to these entities.

The Company did not have any equity method investments as of June 30, 2025.

F-19

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

Note 6 – Marketable Securities

As of June 30, 2026 and December 31, 2025, the Company held no investments in exchange traded funds.

Note 7 – Borrowings

Mortgages Payable

The following tables detail the mortgages payable, net, balances as of the dates set forth below:

June 30, 2026
Mortgages payable, gross	$186,198
Unamortized deferred financing costs	(2,020)
Unamortized discount	(2,035)
Mortgages payable, net (1)	$182,143

December 31, 2025
Mortgages payable, gross	$192,363
Unamortized deferred financing costs	(2,177)
Unamortized discount	(2,112)
Mortgages payable, net (2)	$188,074

(1)

Included are the Edison, Roosevelt Commons and Minnehaha Meadows mortgages held for sale. As of June 30, 2026, the Company had mortgages held for sale of $31,686 and unamortized deferred financing costs on mortgages payable held for sale of $312, which reports as mortgages payable, net, held for sale of $31,374.

(2)	Included in the mortgages payables tables above is the Lubbock MOB mortgage loan held for sale as of December 31, 2025. As of December 31, 2025, the mortgages payable held for sale is $5,259, unamortized deferred financing costs on mortgages payable held for sale of $20, reported as mortgages payable, net held for sale of $5,239.

Scheduled principal repayments during the next five years and thereafter are as follows:

Year Ending December 31,
2026	$21,667
2027	12,844
2028	10,925
2029	45,472
2030	2,242
Thereafter	93,048
Total	$186,198

The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability.

F-20

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

The details of the mortgages payable as of June 30, 2026 are as follows:

Description of Property	Originated Principal	Loan Originated date	Maturity Date	Interest type	Interest Rate	Amortization Start Date	Principal Balance as of June 30, 2026
223 E Town Apartments	$14,089	2/5/2019	3/1/2029	Fixed	4.93%	3/31/2024	$13,625
Columbus, OH
The Acropolis	19,370	(1)	9/1/2045	Fixed	4.63%	(1)	17,866
Beavercreek, OH
Columbia Square	8,870	8/23/2022	9/1/2029	Fixed	4.95%	10/1/2024	8,821
Cincinnati, OH
Edison Apartments	11,545	3/30/2022	4/1/2032	Fixed	3.58%	4/1/2032	11,545
Gresham, OR
Haverford Place	20,914	2/2/2022	3/1/2032	Fixed	3.24%	4/1/2027	20,914
Georgetown, KY
Bentley Apartments	21,140	10/13/2021	11/1/2031	Fixed	3.43%	12/1/2025	20,906
Grove City, OH
Roosevelt Commons	8,076	9/20/2021	9/30/2028	Fixed	2.68%	9/30/2028	8,076
Vancouver, WA
Minnehaha Meadows	12,065	9/20/2021	10/1/2031	Fixed	2.95%	11/1/2026	12,065
Vancouver, WA
Kings Landing (2)	22,636	8/9/2024	9/1/2029	Fixed (3)	5.28%	9/1/2026	22,636
Creve Coeur, MO
Turtle Creek	18,900	1/27/2021	2/1/2031	Fixed	3.33%	3/1/2026	18,777
Fenton, MO
Pohlig	10,829	11/19/2020	12/1/2027	Fixed	3.37%	1/1/2024	10,307
Richmond, VA
Columbus (4)	33,636	11/1/2019	12/15/2025	SOFR+250 BPS (4)	6.19%	-	20,660
Columbus, OH
Totals	$202,070	-	-	-	-	-	$186,198

(1)	The Acropolis mortgage payable comprises two notes. The first note, dated August 17, 2020, in the amount of $12,560, was assumed by The Acropolis upon acquisition (the “Original Note”), and the second note, dated June 9, 2023, in the amount of $6,810, was an additional advance to the Original Note (the “Advance Note” and with the Original Note, the “Notes”). The Original Note has a fixed interest rate of 3.750% and is fully amortizing. The Advance Note has a fixed interest rate of 6.375% and is fully amortizing. The Notes are coterminous and are subject to interest rate adjustments on September 1, 2030. The interest rate in the table reflects the blended interest rate of the Notes.

(2)	Subsequent to June 30, 2024, this property was recapitalized with a new senior loan, preferred equity investment and a member loan. The recapitalization paid off the existing lender and funded related closing costs as well as established reserves to fund working capital and capital improvements for the property. The property-owning entity entered into a senior loan from an unaffiliated lender in the amount of $22,636 (the “Kings Landing Loan”), which has a fixed interest rate of 5.28% and a term of 60 months with the first 24 months as interest only. A separate unaffiliated third-party lender also provided preferred equity in the amount of $7,727 (the “Preferred Equity”), which has a term of 60 months with a fixed interest rate of 14% per annum, with a current pay portion of 6% in years one and two and 7% thereafter. In connection with the recapitalization, we made a $3,200 unsecured loan (the “Additional Loan”) to the property-owning entity, which has a term of 120 months with a fixed interest rate of 17% per annum, with no current pay requirement. The Additional Loan was subsequently increased to $3,318 on September 16, 2024. Any unpaid interest accrues until maturity.

(3)	Interest on this mortgage payable transitioned away from LIBOR effective June 6, 2023 to 1 Month USD-SOFR CME Term until maturity. Following the recapitalization of this property subsequent to June 30, 2024, as noted in footnote (2) above, each of the Kings Landing Loan, Preferred Equity and Additional Loan has a fixed interest rate.

(4)	On April 30, 2025, the loan was extended to August 15, 2025 and subsequently entered into a maturity default. Effective August 15, 2025, the loan was further extended to December 15, 2025. The loan was partially paid down with the proceeds from the sale of one of the buildings. The entity’s manager continues to work with the lender with the remaining debt outstanding. There can be no assurance that the Company will be able to negotiate favorable terms, and the lender may exercise remedies available under the loan agreement, including acceleration and foreclosure.

F-21

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

The details of the mortgages payable as of December 31, 2025 are as follows:

Description of Property	Originated Principal	Loan Originated date	Maturity Date	Interest type		Interest Rate	Amortization Start Date	Principal Balance as of December 31, 2025
223 E Town Apartments	$14,089	2/5/2019	3/1/2029	Fixed		4.93%	3/31/2024	$13,734
Columbus, OH
The Acropolis	19,370	(1)	9/1/2045	Fixed		4.63%	(1)	18,132
Beavercreek, OH
Columbia Square	8,870	8/23/2022	9/1/2029	Fixed		4.95%	10/1/2024	8,919
Cincinnati, OH
Edison Apartments	11,545	3/30/2022	4/1/2032	Fixed		3.58%	4/1/2032	11,545
Gresham, OR
Haverford Place	20,914	2/2/2022	3/1/2032	Fixed		3.24%	4/1/2027	20,914
Georgetown, KY
Bentley Apartments	21,140	10/13/2021	11/1/2031	Fixed		3.43%	12/1/2025	21,106
Grove City, OH
Roosevelt Commons	8,076	9/20/2021	9/30/2028	Fixed		2.68%	9/30/2028	8,076
Vancouver, WA
Minnehaha Meadows	12,065	9/20/2021	10/1/2031	Fixed		2.95%	11/1/2026	12,065
Vancouver, WA
Kings Landing(2)	22,636	8/9/2024	9/1/2029	Fixed	(3)	5.28%	9/1/2026	22,636
Creve Coeur, MO
Turtle Creek	18,900	1/27/2021	2/1/2031	Fixed		3.33%	3/1/2026	18,900
Fenton, MO
Pohlig	10,829	11/19/2020	12/1/2027	Fixed		3.37%	1/1/2024	10,417
Richmond, VA
Lubbock MOB	5,845	6/26/2020	6/15/2027	Fixed		4.15%	7/1/2020	5,259
Lubbock, TX
Columbus(4)	33,636	11/1/2019	12/15/2025	SOFR+ 250 BPS	(4)	7.14%	-	20,660
Columbus, OH

Total	$207,915	-	-	-		-	-	$192,363

(1)	The Acropolis mortgage payable comprises two notes. The first note, dated August 17, 2020, in the amount of $12,560, was assumed by The Acropolis upon acquisition (the “Original Note”), and the second note, dated June 9, 2023, in the amount of $6,810, was an additional advance to the Original Note (the “Advance Note” and with the Original Note, the “Notes”). The Original Note has a fixed interest rate of 3.750% and is fully amortizing. The Advance Note has a fixed interest rate of 6.375% and is fully amortizing. The Notes are coterminous and are subject to interest rate adjustments on September 1, 2030. The interest rate in the table reflects the blended interest rate of the Notes.

(2)	Subsequent to June 30, 2024, this property was recapitalized with a new senior loan, preferred equity investment and a member loan. The recapitalization paid off the existing lender and funded related closing costs as well as established reserves to fund working capital and capital improvements for the property. The property-owning entity entered into a senior loan from an unaffiliated lender in the amount of $22,636 (the “Kings Landing Loan”), which has a fixed interest rate of 5.28% and a term of 60 months with the first 24 months as interest only. A separate unaffiliated third-party lender also provided preferred equity in the amount of $7,727 (the “Preferred Equity”), which has a term of 60 months with a fixed interest rate of 14% per annum, with a current pay portion of 6% in years one and two and 7% thereafter. In connection with the recapitalization, we made a $3,200 unsecured loan (the “Additional Loan”) to the property-owning entity, which has a term of 120 months with a fixed interest rate of 17% per annum, with no current pay requirement. The Additional Loan was subsequently increased to $3,318 on September 16, 2024. Any unpaid interest accrues until maturity.

(3)	Interest on this mortgage payable transitioned away from LIBOR effective June 6, 2023 to 1 Month USD-SOFR CME Term until maturity. Following the recapitalization of this property subsequent to June 30, 2024, as noted in footnote (2) above, each of the Kings Landing Loan, Preferred Equity and Additional Loan has a fixed interest rate.

(4)

On April 30, 2025, the loan was extended to August 15, 2025 and subsequently entered into a maturity default. Effective August 15, 2025, the loan was further extended to December 15, 2025. The loan was partially paid down with the proceeds from the sale of one of the buildings. The entity’s manager continues to work with the lender with the remaining debt outstanding. There can be no assurance that the Company will be able to negotiate favorable terms, and the lender may exercise remedies available under the loan agreement, including acceleration and foreclosure.

During the year ended December 31, 2025, the Company recognized a loss on extinguishment of debt of $1,039 in connection with the early repayment of mortgages associated with the sales of La Privada Apartments and The Hamptons Apartments. The loss consists of prepayment penalties of $796 and the write-off of $243 of unamortized deferred financing costs and debt discount.

F-22

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

Note 8 – Related Party Arrangements

From time to time, unaffiliated and affiliated third parties will pay the Manager or an affiliate of the Manager, including Wideman or its affiliates, one or more of the fees set forth below in connection with the investment and management of our equity investments. A portion of some of these fees are paid to personnel affiliated with our Manager or its affiliates, including officers of the Manager.

Additionally, affiliates of the Manager and other personnel affiliated with the Manager, may co-invest directly in an investment opportunity. These affiliates may be entitled to certain rights, fees and other incentives in connection with such co-investments. As a result of the above, the judgment of such affiliates may be influenced by their interests in such equity investments and co-investments, which interests may diverge from, and cause these affiliates to take actions contrary to, the Company’s best interests.

The following fees are not paid directly by the Company, and the Company will not be entitled to these fees. There are instances in which the Company is the sole member and has control of a third-party entity in which it invests and which will pay the following fees. In addition, the following fees reduce the amount of funds that are invested in the underlying real estate and/or the amount of funds available to pay distributions to the Company, thereby reducing the Company’s returns in that particular investment.

The actual amounts of the following fees are dependent on, among other things, total invested equity, real estate transaction sizes, financing amounts, property income and performance, and distributable cash. The Company cannot determine these specific amounts at the present time.

●	Buyer’s Real Estate Brokerage Fee / Real Estate Due Diligence Fee / Real Estate Acquisition Fee – fee paid to the Manager or an affiliate of the Manager in an amount up to 3% of the total contract purchase price of the property.

●	Financing Coordination Fee and Credit Guarantee Fee – fee paid to an affiliate of or personnel affiliated with the Manager in an amount up to 1% of the financing amount in the event that an affiliate or officer of the Manager provides services in connection with arranging the debt or provides a credit guarantee in connection with the financing.

●	Property-Level Asset Management Fee – fee paid to the Manager or an affiliate of the Manager in an amount equal to an annualized 1.5% of Effective Gross Income (as defined below) that will be paid monthly to the Manager for asset management services related to certain transactions. Effective Gross Income means a property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

●	Seller’s Real Estate Brokerage Fee / Real Estate Disposition Fee – fee paid to the Manager or an affiliate of the Manager in an amount up to 2% of the contract sales price of a property in the event that an affiliate of the Manager or the Manager provides disposition services for the property.

●	Promoted Interest – interest paid to the Manager or an affiliate of the Manager in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid a (6% or higher) cumulative, non-compounded preferred return.

●	Construction Management/Capital Expenditure Management Fee – fee paid to the Manager or an affiliate of the Manager in an amount up to 5% of the aggregate expenditures in connection with services related to capital improvements.

●	Property Management Fee – an amount up to 3% of effective gross revenue generated from a given property.

●

Leasing Commission Fee –an amount equal to a market-rate leasing commission (inclusive of fee splits with third-party brokers), determined in accordance with customary commercial real estate brokerage practices for comparable properties, calculated with reference to the total expected base rent for the duration of the commercial lease at a given property. Any out-of-pocket marketing and leasing costs are borne by the given property.

●	Technology Solution Fee – for any investors sourced from the Realty Mogul Platform in connection with a private placement, an amount equal to $1,500 per investor.

●	Administration Solution Fee – for any investors sourced from the Realty Mogul Platform in connection with a private placement, an amount equal to $125 per investor per quarter.

F-23

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

From time to time, when one of the affiliates of the Manager, including Realty Mogul Commercial Capital, Co. (“RMCC”) or RM Communities, LLC (“RM Communities”) (each of RMCC and RM Communities is referred to herein as an “RM Originator”), and Wideman or its affiliates, will receive one or more of the fees set forth below in connection with the origination, investment and management of preferred equity investments. The following fees are not paid directly by the Company, and the Company will not be entitled to these fees. In addition, the following fees reduce the amount of funds that are invested in the underlying preferred equity investments and/or the amount of funds available to pay distributions to the Company, thereby reducing its returns in that particular investment.

The actual amount of the following fees are dependent on, among other things, the total loan or private equity transaction size, closing costs, financing amounts, and interest rates and payments. We cannot determine these specific amounts at the present time.

●	Origination Fee – fee paid to an affiliate of the Manager in an amount up to 3.0% of the financing amount.
●	Underwriting Fee – fee paid to an affiliate of the Manager in an amount up to 1.0% of the financing amount.

●	Extension Fee – fee paid to an affiliate of the Manager in an amount up to 1.0% of the financing amount per loan extension.

●	Modification Fee – fee paid to an affiliate of the Manager in an amount up to 1.0% of the financing amount per loan modification.

●	Default Interest – interest paid to an affiliate of the Manager as defined under the particular loan agreement.

●	Prepayment Penalties – amount paid to an affiliate of the Manager where each prepayment penalty is based on the amount of interest that would have accrued on the principal amount of the loan or preferred equity investment at the time of prepayment during the period commencing on the prepayment date and ending on the prepayment penalty period end date.

●	Exit Fee – fee paid to an affiliate of the Manager in an amount (i) up to 1.0% upon payoff or (ii) calculated as a percentage of the financing amount or outstanding loan balance per extension.
●	Reimbursement of Closing Costs – expenses reimbursed in connection with closing of a loan or preferred equity investment.

●	Technology Solution Fee – for any investors sourced from the Realty Mogul Platform in connection with a private placement, an amount equal to $1,500 per investor.

●	Administration Solution Fee – for any investors sourced from the Realty Mogul Platform in connection with a private placement, an amount equal to $125 per investor per quarter.

RM Adviser, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition and management of the Company’s real estate investments. For certain investments, the Manager is also entitled to receive a promoted interest in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid an agreed upon (8.0% or higher) cumulative, non-compounded preferred return. A portion of these fees may be paid to personnel affiliated with the Manager, including officers of the Manager. These fees will be paid by the particular SPE and not by the Company, and the Company will not be entitled to these fees. Although the SPE pays these fees, there are instances in which the Company is the sole member, and has control, of the SPE in connection with an investment in an equity asset.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Second Follow-on Offering. The Company will reimburse the Manager for third-party organization and offering costs it incurs on our behalf. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager may also include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company.

F-24

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

As of June 30, 2026 and December 31, 2025, the Company owed its Manager $19 and $23, respectively, in deferred offering costs. As of both December 31, 2025, and June 30, 2026, $3,932 in offering costs were amortized against stockholders’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offerings. During the period ended June 30, 2026, $4 of deferred offering costs were repaid to the Manager.

The Company pays the Manager a monthly asset management fee equal to an annualized rate of 1.0% of total equity value, payable in arrears. For purposes of this fee, total equity value equals (a) the Company’s then-current NAV per share, multiplied by (b) the number of shares of common stock then outstanding. During the periods ended June 30, 2026 and 2025, $410 and $476, respectively, of asset management fees were charged by the Manager. As of June 30, 2026 and December 31, 2025, $63 and $86, respectively, of asset management fees remained payable.

Realty Mogul Commercial Capital, Co.

The Company pays an RM Originator a servicing fee of 0.5% of the principal balance plus accrued interest of each loan or preferred equity investment and any applicable additional amounts associated with such investment for the servicing and administration of certain loans and investments held by us. The servicing fee is calculated as an annual percentage of the principal balance of the debt or preferred equity investment plus accrued interest and any applicable additional amounts associated with such investment, and is deducted at the time that payments on the asset are made. The fee is deducted in proportion to the split between accrued and current payments. Servicing fees payable by us may be waived at the RM Originator’s sole discretion. An RM Originator may decide to enter into a subservicing agreement with an unaffiliated third party to service and administer the loans and preferred equity investments held by us, and the RM Originator will pay for any expenses incurred in connection with the subservicing thereunder out of the servicing fee paid to the RM Originator by us. The subservicing agreement will define the terms of the subservicing arrangement as well as the amount of the fee that is paid by the RM Originator to the unaffiliated third party. During the periods ended June 30, 2026 and 2025, $7 and $8, respectively, was charged by an RM Originator. As of June 30, 2026 and December 31, 2025, $1 remained payable and are included in accounts payable and accrued expenses on the corresponding consolidated balance sheets.

The Company also pays an RM Originator a special servicing fee for any non-performing asset at an annualized rate of 1.0% of the original principal balance of a non-performing debt or preferred equity investment serviced by such RM Originator and any additional amounts associated with such investment. Whether an investment is deemed to be non-performing is in the sole discretion of our Manager. As of June 30, 2026 and 2025, there were no special servicing fees paid to an RM Originator.

The Company may pay a prepayment penalty to an RM Originator, which is based on the amount of interest that would have accrued on the principal amount of the loan or preferred equity investment at the time of prepayment during the period commencing on the prepayment date and ending on the prepayment penalty period end date.

For the period ended June 30, 2025, a disposition fee in the amount of $275 was paid to RM Originator in connection with the sale of the La Privada Apartments.

RM Communities, LLC

RM Communities is a subsidiary of RM Investor. For the period ended June 30, 2026, $135 was paid to RM Communities for property-level asset management services related to Turtle Creek, Kings Landing, Roosevelt Commons, Minnehaha Meadows, Bentley Apartments, Haverford Place, Edison Apartments and 223 E Town Apartments. For the period ended June 30, 2025, $149 was paid to RM Communities for property-level asset management services related to Turtle Creek, Kings Landing, Roosevelt Commons, Minnehaha Meadows, Bentley Apartments, Haverford Place, Edison Apartments, 223 E Town Apartments, La Privada Apartments and The Hamptons Apartments.

For the period ended June 30, 2025, $982 was paid to a subsidiary of RM Communities for promote interest related to Turtle Creek, La Privada, and Bentley of which $776 was paid to RM Communities, $7 was paid to Eric Levy and $199 was paid to Jilliene Helman.

F-25

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

The Wideman Company, LLC

Wideman is an affiliate of the Manager. In connection with the Truist Plaza Equity Investment, which was acquired on January 28, 2026, affiliates of Wideman are entitled to an asset management fee. For the period ended June 30, 2026, affiliates of Wideman received (i) asset management fees equal to 1.0% from Truist and 1.5% from FedEx KY and FedEx TN of their aggregate annual effective gross rents totaling $83, consisting of $43, $19 and $21, respectively, which are paid monthly for asset management services related to the properties; (ii) property management fees equal to 2.0% from FedEx KY and FedEx TN and 3.0% from Truist of their aggregate annual effective gross rents totaling $214, consisting of $26, $27, and $161 respectively, which are paid monthly for property management related services; and (iii) acquisition fees equal to 1.98% of the purchase price in connection with the acquisition Truist, totaling $2,000 (and such amount was invested by such affiliates as a capital contribution in the Truist Equity Investment. In addition, as previously disclosed, an affiliate of Wideman provided a short-term member loan to a special purpose entity in connection with the January 2026 acquisition of the Truist Plaza Equity Investment. The member loan had an aggregate principal amount of approximately $3,400,000, bears interest at a rate of 5.0% per annum, and is expected to be repaid from proceeds of additional capital contributions from third-party investors. Interest payments on the member loan are payable by the special purpose entity and are funded from property-level cash flows.

RM Investor, LLC, The Wideman Company, LLC and Affiliates

If the Company has insufficient funds to acquire all or a portion of a loan or other investment, then it may obtain a related party loan from an RM Originator or one of its affiliates on commercially reasonable terms. Our second amended and restated limited liability company agreement, as amended, authorizes us to enter into related party loans. Related party loans that, in the aggregate, do not exceed $20,000 and do not carry an interest rate that exceeds the then current applicable prime rate with respect to such loans, can be entered into without the approval of our board of directors. All other related party loans would require prior approval from our board of directors. However, neither RM Investor nor its affiliates are obligated to make a related party loan to the Company at any time.

Investee Acquired	Acquirer	Type	Interest Acquired	Year Acquired	Equity Interest at June 30, 2026	Equity Interest at December 31, 2025
Columbus Office Portfolio	Entity Managed by Affiliate	Acquisition	24.2%	2019	$3,000	$3,000
Turtle Creek	Group of individual retail investors	Offering by Affiliate of Realty Mogul, Co.	27.7%	2021	2,300	2,300
Kings Landing	Group of individual retail investors	Offering by Affiliate of Realty Mogul, Co.	34.7%	2021	4,250	4,250
Roosevelt Commons [1]	Group of individual retail investors	Offering by Affiliate of Realty Mogul, Co.	37.0%	2021	1,916	1,916
Minnehaha Meadows[1]	Group of individual retail investors	Offering by Affiliate of Realty Mogul, Co.	35.1%	2021	1,820	1,820
Bentley Apartments	Group of individual retail investors	Offering by Affiliate of Realty Mogul, Co.	28.3%	2021	3,150	3,150
Haverford Place	Group of individual retail investors	Offering by Affiliate of Realty Mogul, Co.	37.7%	2022	5,450	5,450
Edison Apartments [1]	Group of individual retail investors	Offering by Affiliate of Realty Mogul, Co.	42.1%	2022	4,000	4,000
223 E Town Apartments	Group of individual retail investors	Offering by Affiliate of Realty Mogul, Co.	34.0%	2024	2,305	2,305
FedEx KY	Group of individual retail investors	Private offering by Wideman	43.0%	2025	6,117	6,117
FedEx TN	Group of individual retail investors	Private offering by Wideman	43.0%	2025	5,048	5,048

(1)	Sold subsequent to June 30, 2026. See Note 12. Subsequent Events for more information.

Joint Venture Partners and Affiliates of Joint Venture Partners

For the six months ended June 30, 2026 and 2025, the Company incurred an aggregate of $531 and $593, respectively, to its joint venture partners and affiliates of its joint venture partners of its consolidated joint ventures for management, acquisition and guaranty fees, of which $77 and $70, respectively, are included in asset management fees and $454 and $523, respectively, are included in real estate expenses on the consolidated statements of operations. The aforementioned fees exclude fees earned by RM Investor and its affiliates, including the Manager, RM Communities, the Sponsor, RMCC, and others.

RM Sponsor, LLC, Stockholder and Sponsor

Our Sponsor, RM Sponsor, LLC, is a stockholder of the Company and held 352 shares as of June 30, 2026 and December 31, 2025, respectively.

Board of Directors

As of the date of the filing of this Semiannual Report, the members of our board of directors are as follows:

Name	Age	Position
Christopher D. Wideman	37	Director
Michael H. Simpson	63	Independent Director
Michael C. Young	53	Independent Director

F-26

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

Christopher D. Wideman has served on our board of directors since November 2025. He has served as our and our Manager’s Chief Executive Officer since December 2025 and as our and Manager’s President since November 2025. Since November 2025, Mr. Wideman has served as the President and as a director of RM Investor and as the Chief Executive Officer since December 2025.

Michael H. Simpson has served as one of our independent directors since November 2025. He has also served as an independent director of RealtyMogul Apartment Growth REIT, Inc. since November 2025.

Michael C. Young has served as one of our independent directors since November 2025. He has also served as an independent director of RealtyMogul Apartment Growth REIT, Inc. since November 2025.

Executive Officers

As of the date of this Semiannual Report, Christopher D. Wideman, our Chief Executive Officer and President, and Kevin Moclair, Chief Accounting Officer, are the executive officers of the Company.

As of the date of this Semiannual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Christopher D. Wideman	37	Chief Executive Officer and President
Kevin Moclair	53	Chief Accounting Officer
Eric Levy	39	Managing Director and Secretary
Tara Horne	41	Chief Compliance Officer

Biographical information for Mr. Wideman is provided under the section entitled “—Board of Directors” above.

Eric Levy has served as Managing Director of our Manager since April 2024. Mr. Levy also serves as our Manager’s Secretary. Previously, he served as the Manager’s Vice President, Portfolio Manager from January 2019 to March 2024. Mr. Levy has served as a Managing Director, Asset Management of RM Investor since April 2024. Previously, he served as Vice President, Asset Management of RM Investor from October 2017 to March 2024.

Kevin Moclair has served as Chief Accounting Officer of our Manager since February 2022 and as our Chief Accounting Officer since April 2026.

Tara Horne has served as the Chief Compliance Officer of our Manager since August 2025 and previously served in this role from June 2023 to February 2025.

Note 9 – Stock Award

For the six months ended June 30, 2026, the Company issued 5,050 shares of common stock to employees of our Manager. Compensation expense in the amount of $38 was recorded in January 2026, based on the offering price at the time of issuance of $7.49 per share, which approximates fair value.

For the year ended December 31, 2025, the Company issued 1,000 shares of common stock each to Jilliene Helman, the Company’s former Chief Executive Officer, and Mr. Levy, and 2,300 shares to our former independent board members and an employee of our Manager. Compensation expense in the amount of $33 and $3 was recorded in January 2025 and April 2025, respectively, based on the offering price at the time of issuance of $8.26 per share, which approximates fair value.

Note 10 – Economic Dependency

Under various agreements, the Company has engaged or will engage the Manager and its Manager’s affiliates to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, support for the Company’s capital raising activities and offerings, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon the Manager and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

F-27

RealtyMogul Income REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

(Amounts in thousands, except share and per share data)

Note 11 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2026, we are not named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of business. Although management is unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation that is pending, threatened, or otherwise probable that would be material to the Company.

Note 12 - Subsequent Events

Events that occur after the consolidated balance sheets date, but before the consolidated financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheets date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the consolidated balance sheets date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through September 28, 2026, the date the consolidated financial statements were available to be issued, and noted no events that provided evidence of conditions that existed on the balance sheets date that were not properly recorded or required disclosure other than as set forth below.

Edison Apartments

As previously disclosed, on March 30, 2022, the Company acquired a $5,500 equity interest in a joint-venture limited partnership in connection with the acquisition of Edison Apartments, a Class A, apartment community in Gresham, Oregon. On August 20, 2026, the Edison Apartments Property was sold for $13,600.

Minnehaha Meadows

As previously disclosed, on September 20, 2021, the Company acquired a $3,650 equity interest in a joint-venture limited partnership in connection with the acquisition of Minnehaha Meadows Apartments, a Class A, apartment community in Vancouver, Washington. On August 20, 2026, the Minnehaha Meadows Apartments Property was sold for $14,225.

Roosevelt Commons

As previously disclosed, on September 20, 2021, the Company acquired a $3,350 equity interest in a joint-venture limited partnership in connection with the acquisition of Roosevelt Commons Apartments, a Class A, apartment community in Vancouver, Washington. On August 20, 2026, the Roosevelt Commons Apartments Property was sold for $10,070.

FedEx Ground KY – Louisville, Kentucky

In July 2026, the Company invested an additional $302 in the FedEx Ground KY Equity Investment.

FedEx Ground TN – Chattanooga, Tennessee

In July 2026, the Company invested an additional $249 in the FedEx Ground TN Equity Investment.

Truist Plaza Investment

In July 2026, the Company invested an additional $412 in the Truist Plaza Equity Investment.

Withdrawal of Offering Statement

On September 10, 2026, the Company requested withdrawal of the Offering Statement on Form 1-A filed on October 14, 2025. The Offering Statement was not qualified by the SEC, and no securities were offered or sold pursuant to the Offering Statement.

F-28

Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1	Amended and Restated Certificate of Formation (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
2.2	Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)
2.3	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A/A, filed on January 18, 2019)
2.4	Second Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.4 to the Company’s Offering Statement on Form 1-A POS, filed on December 20, 2019)
2.5	Third Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.5 to the Company’s Offering Statement on Form 1-A POS, filed on June 19, 2020)
2.6	Fourth Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.6 to the Company’s Offering Statement on Form 1-A POS, filed on June 17, 2021)
2.7	Fifth Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.7 to the Company’s Offering Statement on Form 1-A, filed on May 6, 2022)
2.8	Sixth Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.8 to the Company’s Offering Statement on Form 1-SA, filed on September 27, 2024)
2.9	Certificates of Conversion and Articles of Incorporation of RealtyMogul Income REIT, Inc. (incorporated by reference to Exhibit 2.9 to the Company’s Form 1-K, filed on April 30, 2026)
2.10	Bylaws of RealtyMogul Income REIT, Inc. (incorporated by reference to Exhibit 2.10 to the Company’s Form 1-K, filed on April 30, 2026)
4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A POS, filed on April 9, 2024)
4.2	Second Amended and Restated Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.2 to the Company’s Offering Statement on Form 1-A, filed on October 14, 2025)
6.1+	Loan Servicing Agreement between RealtyMogul Income REIT, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.2+	Amended and Restated Loan Servicing Agreement between RealtyMogul Income REIT, LLC and Realty Mogul Commercial Capital, Co. (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A POS, filed on December 20, 2019)
6.3	License Agreement between RealtyMogul Income REIT, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.4	Shared Services Agreement between RM Adviser, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.5	Form of Master Technology and Services Agreement among RM Technologies, LLC, RM Sponsor, LLC and RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A POS, filed on April 9, 2024)
6.6+	Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)
6.7+	First Amendment to Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 6.7 to the Company’s Offering Statement on Form 1-A/A, filed on May 6, 2019)

+	Certain annexes, schedules, and exhibits to this Exhibit have been omitted. The Company hereby agrees to furnish a supplemental copy of any omitted annex, schedule, or exhibit to the U.S. Securities and Exchange Commission upon request.

13

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RealtyMogul Income REIT, Inc.

By:	/s/ Kevin Moclair
Name:	Kevin Moclair
Title:	Chief Accounting Officer (Principal Financial and Accounting Officer)
Date:	September 28, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer in the capacities and on the date indicated.

Signature	Title	Date

/s/ Christopher D. Wideman	Chief Executive Officer, President and Director	September 28, 2026
Christopher D. Wideman	(Principal Executive Officer)

/s/ Kevin Moclair	Chief Accounting Officer	September 28, 2026
Kevin Moclair	(Principal Financial and Accounting Officer)

14